    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 1999
                                              REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ILLUMINET HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           4813                          36-4042177
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                                 P.O. BOX 2909
                            4501 INTELCO LOOP, S.E.
                            LACEY, WASHINGTON 98503
                                 (360) 493-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROGER H. MOORE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ILLUMINET HOLDINGS, INC.
                                 P.O. BOX 2909
                            4501 INTELCO LOOP, S.E.
                            LACEY, WASHINGTON 98503
                                 (360) 493-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

                  JAMES M. ASH                                 JAMES S. SCOTT, SR.
       BLACKWELL SANDERS PEPER MARTIN LLP                      JEANNE M. CAMPANELLI
              TWO PERSHING SQUARE                              SHEARMAN & STERLING
          2300 MAIN STREET, SUITE 1100                         599 LEXINGTON AVENUE
          KANSAS CITY, MISSOURI 64108                        NEW YORK, NEW YORK 10022
                 (816) 983-8000                                   (212) 848-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                              ----------------------
                                                                 PROPOSED MAXIMUM
                                                                AGGREGATE OFFERING
                                                                     PRICE(1)
                   TITLE OF EACH CLASS OF                                                   AMOUNT OF
                SECURITIES TO BE REGISTERED                                              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share......................       $60,000,000               $16,680
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued August   , 1999
                                                  Shares

                                      LOGO

                                  COMMON STOCK
                            ------------------------

ILLUMINET HOLDINGS, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE
ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $          AND
$     PER SHARE.

                            ------------------------

WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ILUM."

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.
                            ------------------------

                         PRICE $                A SHARE

                            ------------------------

                                                                  UNDERWRITING
                                            PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                             PUBLIC               COMMISSIONS               COMPANY
                                            --------             -------------            -----------
Per Share..........................  $                       $                       $
Total..............................  $                       $                       $

We have granted the underwriters the right to purchase up to an additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
         BANCBOSTON ROBERTSON STEPHENS
                  DONALDSON, LUFKIN & JENRETTE

                          , 1999

                              [INSIDE FRONT COVER]

Inside Front Cover

     A diagram illustrating SS7 technology, the services Illuminet provides and how those services relate to Illuminet's network and other signaling networks.

Fold-Out

     Two maps of the United States, one showing the locations of the signal transfer points owned by Illuminet, those owned by third parties that are accessed by Illuminet, and other significant components of Illuminet's SS7 network, and the second showing the numerous customer locations throughout the United States that are connected to Illuminet's network.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Summary.............................     5
Risk Factors........................    12
Use of Proceeds.....................    20
Dividend Policy.....................    20
Capitalization......................    21
Dilution............................    22
Selected Consolidated Financial and
  Other Data........................    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    25
Business............................    35

                                      PAGE
                                      ----
Management..........................    48
Principal Stockholders..............    55
Description of Capital Stock........    57
Shares Eligible for Future Sale.....    61
Underwriters........................    62
Legal Matters.......................    64
Experts.............................    64
Glossary............................    65
Index to Consolidated Financial
  Statements........................   F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. In this prospectus, Illuminet Holdings, Inc., together with its predecessors and subsidiaries, is referred to as "we," "us" or "Illuminet," unless the context indicates otherwise.

     UNTIL              , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     Our principal executive offices are located at 4501 Intelco Loop, S.E., Lacey, Washington 98503 and our telephone number is (360) 493-6000. Our website address is http://www.illuminet.com. The information on our website is not incorporated by reference into this prospectus.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from the offering and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terms such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

     You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate, changes in or developments under laws, regulations, licensing requirements or telecommunications standards, our Year 2000 issues, Year 2000 issues of third parties we work with and cyclical and seasonal fluctuations in our operating results.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. As allowed by SEC rules, this prospectus does not contain all of the information included in that registration statement. Our descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to that registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved. You may read and copy any document we file with the SEC, including that registration statement, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference room. You may also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents over the Internet at the SEC's website at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                                    SUMMARY

     This summary highlights some of the information in this prospectus and summarizes the material terms of this offering. It is not complete and may not contain all of the information that you should consider before deciding to purchase our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and the financial statements and the notes to those statements.

                                   ILLUMINET

OUR COMPANY

     We operate the largest unaffiliated Signaling System 7 ("SS7") network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of the entire U.S. public-switched telecommunications infrastructure through a single source.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Through our SS7 network, we provide:

     - SS7 connectivity, switching and transport; and

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various other specialized database services.

     Also, we serve the telecommunications industry with:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     We have been a provider of telecommunications database services since 1981 and of critical SS7 network services since 1990. In 1998, we generated revenues of $71.9 million, operating income of $9.5 million and net income of $5.3 million.

     Our competitive strengths include:

     - COST-EFFECTIVE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers cost-effective connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED RELATIONSHIPS WITH NUMEROUS TELECOMMUNICATIONS CARRIERS. We have established relationships with AT&T, MCI Worldcom, Sprint, all of the regional Bell operating companies, most major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. We believe that the need for such broad relationships poses a significant barrier to entry for other potential SS7 service providers.

     - EXTENSIVE EXPERIENCE IN OFFERING CRITICAL SS7 SERVICES. SS7 signaling is an advanced technology that is essential in providing telecommunications services and presents significant operating complexities. We believe that our customers are reluctant to outsource this critical function to other less established SS7 service providers or to attempt to manage these functions in-house.

     - INDEPENDENCE AND NEUTRALITY IN THE TELECOMMUNICATIONS MARKETPLACE. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with existing and emerging carriers, both wireline and wireless, and do not compete with them in providing services to their residential and business customers. We believe that our independence and neutrality significantly enhances our attractiveness to the entire industry as a provider of outsourced SS7 services.

     - PROVEN BUSINESS MODEL THAT GENERATES PROFITABLE AND RECURRING REVENUE STREAMS. Our network provides us with a profitable base of recurring service revenue, while serving as an established platform for additional growth through the delivery of new and enhanced services. We believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases.

OUR INDUSTRY

     Key industry trends that are expanding our business opportunities include:

     - DEREGULATION. Deregulation has opened telecommunications markets to many new service providers, many of which use our SS7 services. In addition, deregulation has opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     - GROWING NEED FOR VALUE-ADDED SERVICES. Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services, such as personal toll-free numbers, caller identification and billing validation services. Providing these services requires SS7 connectivity and simultaneous database access through an SS7 network. Most U.S. independent local exchange carriers and competitive local exchange carriers use us to provide these types of services.

     - MANDATED LOCAL NUMBER PORTABILITY. In 1996, the FCC mandated that telephone subscribers be allowed to keep their existing telephone numbers when changing local service providers. The FCC required that this mandate be implemented beginning in 1999 for wireline carriers and in 2002 for wireless carriers. To provide this service, a carrier must be able to access a local number registry database to route and complete a call. Many competitive local exchange carriers, independent local exchange carriers and wireless carriers obtain this database access service through us.

GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. In addition to our standard services, we intend to capitalize on the scalability of our network by developing new and enhanced services and applications that will enable our customers to broaden their service offerings and improve their market position.

     - UTILIZE OUR NETWORK USAGE MEASUREMENT CAPABILITIES TO GENERATE ADDITIONAL REVENUE. We will seek to use our proprietary network usage software applications and related expertise to develop services to monitor usage of customers' networks and capture usage pattern data. We believe this data can be used to enhance the billing and network management capabilities of our customers, allowing them to gain additional revenue and more efficiently operate their networks. This data can also be used to help our customers develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We are actively working with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. We intend to continue to position ourselves to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Through select acquisitions, we believe we can combine new, complementary services with our existing product line and extensive network. This will increase our market reach and allow us to quickly broaden our service portfolio.

STOCK RESTRUCTURING

     At the time of this offering, we will restructure our stock. This "stock restructuring" will:

     - create two classes of common stock;

     - rename all of our common stock outstanding immediately prior to the offering as Class A common stock; and

     - convert all of our Series A preferred stock into shares of Class A common stock.

     In addition, Class A common stock will be issued to our optionholders and debentureholders if they elect to exercise or convert within 180 days after the
date of this prospectus. Therefore, we may have as many as           shares of
Class A common stock outstanding 180 days after the offering. 181 days after the date of this prospectus, each share of Class A common stock will automatically
convert into           shares of common stock. Except for this conversion
feature, all of the rights of holders of Class A common stock and holders of common stock will be identical and the two classes of stock will be treated as one group for all voting, dividend and other matters.

     Our Class A common stock will not trade through the Nasdaq National Market.
Additionally, holders of an aggregate of      % of our Class A common stock have
agreed that they will not sell any of their stock in any manner for 180 days after the date of this prospectus. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

     As a result of this restructuring, all of the shares to be issued in this offering will be newly issued shares of common stock. Prior to the offering
there will be no shares of common stock outstanding. Until           , 2000, the
common stock sold in this offering will be the only shares of our stock that will trade through the Nasdaq National Market.

     Unless otherwise indicated, all information in this prospectus assumes (1) the issuance of 204,941 additional shares of Class A common stock upon the automatic conversion of our Series A preferred stock upon completion of the
offering, (2) the issuance on           , 2000 of           additional shares of
common stock upon the automatic conversion of our Class A common stock, (3) optionholders do not exercise any outstanding options, (4) debentureholders do not elect to convert any debentures and (5) the underwriters do not exercise their over-allotment option.

     Throughout this prospectus, when we use the term "common stock" we mean the shares of common stock and Class A common stock or the shares into which the Class A common stock will convert. When we use the term "stockholders" we mean the holders of all classes of stock.

                                  THE OFFERING

Common stock offered..........                  shares

Common stock to be outstanding
  after this offering.........                  shares(1)

Over-allotment option.........                  shares

Use of proceeds...............   We intend to use the net proceeds:

                                 - to fund potential acquisitions;

                                 - to develop new and improved services;

                                 - to maintain and expand our network equipment
                                   and infrastructure; and

                                 - for general corporate purposes.

                                 We cannot specify with certainty all of the particular uses for the net proceeds. See "Use of Proceeds."

Dividend policy...............   We do not anticipate paying any cash dividends
                                 in the foreseeable future. Any future
                                 determination to pay cash dividends will be at the discretion of the board of directors. The declaration and payment of dividends will depend upon our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the board of directors deems relevant.

Proposed Nasdaq National
Market symbol.................   "ILUM"
-------------------------

(1) Assumes the conversion of           shares of Class A common stock
    outstanding as of the date of this prospectus into           shares of
    common stock. See "Description of Capital Stock" for a discussion of the terms of our common stock and Series A preferred stock and for a description of our stock restructuring.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following summary consolidated financial data for the years ended December 31, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the summary consolidated financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited. Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements that are included elsewhere in this prospectus.

     The as adjusted balance sheet data as of June 30, 1999 reflect our receipt
of the estimated net proceeds from the sale of           shares of common stock
in this offering at an assumed initial public offering price of $     per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     You should read the following information with the data in the table on the next page:

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company.

     - Signaling points represents the number of connections to our network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them.

     - Intelligent network messages represents an estimated number of SS7 transactions handled by our network for call completion and delivery of intelligent network services. We did not provide a significant level of services measured by intelligent network messages prior to 1997.

                                                                                    SIX MONTHS
                                             YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                       ------------------------------------   -----------------------
                                          1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Network services...................  $   29,434   $   44,117   $   60,274   $   26,600   $   41,562
  Clearinghouse services.............       7,896        6,723        6,232        3,463        3,052
  Network usage software
     applications....................         558        3,468        5,406        1,523          502
                                       ----------   ----------   ----------   ----------   ----------
     Total revenues..................      37,888       54,308       71,912       31,586       45,116
Expenses:
  Carrier costs......................       9,358       15,313       22,983       10,752       13,598
  Operating..........................      11,139       14,979       19,768        8,547       12,487
  Selling, general and
     administrative..................       7,774        8,873       10,287        4,540        6,128
  Depreciation and amortization......       5,714        7,354        9,372        3,783        5,317
                                       ----------   ----------   ----------   ----------   ----------
     Total expenses..................      33,985       46,519       62,410       27,622       37,530
                                       ----------   ----------   ----------   ----------   ----------
Operating income.....................       3,903        7,789        9,502        3,964        7,586
Interest expense, net................         838          808          746          225          392
                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes...........       3,065        6,981        8,756        3,739        7,194
Income tax provision (benefit).......         112         (676)       3,463        1,388        2,734
                                       ----------   ----------   ----------   ----------   ----------
Net income...........................  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
                                       ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Earnings per share - basic...........  $      .59   $     1.45   $      .99   $      .44   $      .83
Earnings per share - diluted.........  $      .57   $     1.27   $      .88   $      .39   $      .71
Weighted-average common shares -
  basic..............................   4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
Weighted-average common shares -
  diluted............................   5,972,284    6,396,665    6,497,360    6,497,006    6,531,223

OTHER FINANCIAL DATA:
Capital expenditures.................  $    6,727   $   10,121   $   17,870   $    5,579   $    5,830

OTHER DATA:
Customers............................         311          417          544          436          655
Signaling points.....................         388          533          686          627          737
Intelligent network messages (in
  billions)..........................          --          158          372          156          256

                                                               AS OF JUNE 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $11,347      $
Property and equipment, net.................................   44,549
Total assets................................................   91,828
Long-term obligations, less current portion.................   20,734
Stockholders' equity........................................   40,832

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

SYSTEM FAILURES, DELAYS AND OTHER PROBLEMS COULD HARM OUR REPUTATION AND BUSINESS, CAUSE US TO LOSE CUSTOMERS AND EXPOSE US TO CUSTOMER LIABILITY.

     Our success depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of:

     - our network;

     - our connections to third parties; and

     - our computer hardware or software or our customers' or suppliers' computer hardware or software.

     Our systems and operations are also vulnerable to damage or interruption from:

     - power loss, transmission cable cuts and other telecommunications failures;

     - fires, earthquakes, floods and other natural disasters;

     - computer viruses or software defects;

     - physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

     - errors by our employees or third-party service providers; and

     - Year 2000 problems.

     Any such damage or failure or the occurrence of any of these events could disrupt the operation of our network and the provision of our services and result in the loss of current and potential customers.

     For example, on two occasions, once in 1997 and once in 1998, flaws in third-party software caused network outages that disrupted the ability of our customers to connect through our network to other parts of the U.S. telecommunications system. As a result of these outages, some of our customers reduced their usage of our network.

     Our contracts with customers generally contain provisions designed to limit our exposure to potential product liability claims. These provisions include disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our agreements generally limit the amounts recoverable for damages to the amounts paid by the customer to us for the product or service giving rise to the damages. However, a court or arbitrator may not enforce these contractual limitations on liability, and we may be subject to claims based on errors in our software or mistakes in performing our services. Any of those claims, including any relating to damages to our customers' internal systems, whether or not successful, could harm our business by increasing our costs and distracting our management.

OUR RELIANCE ON THIRD PARTY COMMUNICATIONS INFRASTRUCTURE, HARDWARE AND SOFTWARE EXPOSES US TO A VARIETY OF RISKS WE CANNOT CONTROL.

     Our success will depend on our network infrastructure, including the capacity leased from telecommunications suppliers. In particular, we rely on AT&T, MCI Worldcom, Sprint and other telecommunications providers for leased long-haul and local loop transmission capacity. These companies provide the dedicated links that connect our network components to each other and to our customers.

     Our business also depends upon the capacity, reliability and security of the infrastructure owned by third parties that is used to connect telephone calls. Specifically, we currently lease capacity from regional partners on eight of the twelve mated pairs of SS7 signal transfer points that comprise our network. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether or not those third parties will upgrade or improve their equipment.

     We depend on these companies to maintain the operational integrity of our connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to the merging of many companies. These mergers may cause the availability, pricing and quality of the services we use to vary and could cause the length of time it takes to deliver the services that we use to increase significantly. For example, one of our regional partners was recently acquired by another company and has terminated its lease to us of capacity on a pair of signal transfer points.

     We rely on links, equipment and software provided to us from our vendors, the most important of which are gateway equipment and software from Tekelec and Hewlett-Packard. We cannot assure you that we will be able to continue to purchase equipment from these vendors on acceptable terms, if at all. If we are unable to maintain current purchasing terms or ensure product availability with these vendors, we may lose customers and experience an increase in costs in seeking alternative suppliers of products and services.

THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING COMPLEMENTARY BUSINESSES AND TECHNOLOGIES COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS.

     We may make investments in complementary companies, technologies or other assets, exposing us to several risks, including:

     - greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

     - potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

     - entering into markets and acquiring technologies in areas in which we have little experience;

     - the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

     - a need to incur debt or issue equity securities, which may dilute the ownership interests of existing stockholders, and may reduce our cash available for operations and other uses; and

     - realizing little, if any, return on our investment.

OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF OUR SS7 NETWORK AND THE
TELECOMMUNICATIONS MARKET'S CONTINUING USE OF SS7 TECHNOLOGY.

     Our future growth depends on the commercial success and reliability of our SS7 network. Our SS7 network is a vital component of our intelligent network services, which have been an increasing source of revenue for us. Our business will suffer if our target customers do not use our SS7 network. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced SS7-based products and services. We are not certain that our target customers will choose our particular SS7 network solution or continue to use our SS7 network. In the future, we may not be successful in marketing our SS7 network or any new or enhanced products or services.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING EMPLOYEES WITH THE REQUISITE SKILLS TO EXECUTE OUR GROWTH PLANS.

     Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty in maintaining and enhancing our networks and services. This may adversely affect our operating results and growth prospects.

     In addition, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Specifically, we centralize a large portion of our technical operations in geographic areas in which competition for technical talent is intense, due to the existence of competing employers seeking employees with similar sets of skills. Our continued success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Failure to do so may adversely affect our ability to expand our network and enhance our products and services.

IF WE FAIL TO ADEQUATELY ADDRESS POTENTIAL YEAR 2000 PROBLEMS, WE COULD EXPERIENCE MAJOR SYSTEM FAILURES.

     Our core business depends on hardware and software systems that interact with customers, including SS7 network signaling, database information and network usage software applications. If modifications and replacements to our hardware and software systems are needed to address the Year 2000 issue and are not made or are not completed in a timely manner, the Year 2000 issue could have a material impact on our operations.

     We also rely on networks, including the Internet, the public-switched telephone network and private data networks, and computer hardware and software, owned and maintained by third parties, some of which may not be Year 2000 compliant. The failure of a network or computer hardware or software owned and maintained by a third party because it is not Year 2000 compliant could adversely affect the operations of our systems. In addition, to the extent our vendors and suppliers fail to certify that they are Year 2000 compliant, we may find it necessary to terminate our relationships with them. If we terminate these relationships, we cannot assure you that we will be able to find suitable replacement vendors or suppliers on terms favorable to us, if at all. Our failure to find replacement vendors or suppliers could increase our costs or disrupt our ability to provide services to our customers. We may face claims based on Year 2000 issues arising from our customers' integration of multiple products and services, including ours, within an overall system. For information regarding our efforts to prepare for Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of Year 2000."

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE IN THE TELECOMMUNICATIONS INDUSTRY, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

     Our industry is characterized by rapid technological change and frequent new product and service announcements. Significant technological changes could make our technology obsolete. We must adapt to our rapidly changing market by continually improving the responsiveness, reliability and features of our network and by developing new network features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

     We sell our products and services primarily to traditional telecommunications companies. Emerging companies are providing convergent Internet protocol-based telecommunication services. Our future revenues and profits, if any, could depend upon our ability to provide products and services to these Internet protocol-based telephony providers.

THE MARKET FOR SS7 NETWORK SERVICES AND RELATED PRODUCTS IS INTENSELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE SIGNIFICANT ADVANTAGES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business. We face competition from large, well-funded regional providers of SS7 network services and related products, such as regional Bell operating companies, GTE and Southern New England Telephone. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with us. We anticipate continued growth of competition in the telecommunications industry and the entrance of new competitors into our business. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPACT OUR ABILITY TO MAINTAIN PROFITABILITY OR POSITIVE CASH FLOW.

     Competition and industry consolidation could result in significant pricing pressure. This pricing pressure could cause large reductions in the selling price of our services. For example, our competitors may provide customers with reduced communications costs for Internet access or private network services, reducing the overall cost of solutions and significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions by increasing the number of our customers, generating higher revenues from enhanced services or reducing our costs. We believe that the business of providing network connectivity and related network services will likely see increased consolidation in the future. Consolidation could decrease selling prices and increase competition in these industries, which could erode our market share, revenues and operating margins.

THE INABILITY OF OUR CUSTOMERS TO SUCCESSFULLY IMPLEMENT OUR SERVICES WITH THEIR EXISTING SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     Significant technical challenges exist in our business because many of our customers:

     - purchase and implement SS7 network services in phases;

     - deploy SS7 connectivity across a variety of telecommunication switches and routes; and

     - integrate our SS7 network with a number of legacy systems, third-party software applications and engineering tools.

     Customer implementation currently requires participation by our order management and our engineering and operations groups, each of which has limited resources. Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume our limited customer service and support resources. Also, we typically charge one-time flat rate fees for initially connecting a customer to our SS7 network and a monthly recurring flat rate fee after the connection is established. If new or existing customers have difficulty deploying our products or require significant amounts of our engineering service support, we may experience reduced operating margins. Our customers' ability to deploy our network services to their own customers and integrate them successfully within their systems depends on our customers' capabilities and the complexity involved. Difficulty in deploying those services could reduce our operating margins due to increased customer support and could cause potential delays in recognizing revenue until the services are implemented.

CAPACITY LIMITS ON OUR TECHNOLOGY AND NETWORK HARDWARE AND SOFTWARE MAY BE DIFFICULT TO PROJECT AND WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR SYSTEMS TO MEET INCREASED USE.

     As traffic from our customers through our network increases, we will need to expand and upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network. In addition, we may not be able to expand and upgrade, in a timely manner, our systems and network hardware and software capabilities to accommodate increased traffic on our network. If we do not appropriately expand and upgrade our systems and network hardware and software, we may lose customers and revenues.

WE USE A STRATEGIC RELATIONSHIP TO IMPLEMENT AND SELL OUR NETWORK USAGE SOFTWARE APPLICATIONS. WE COULD LOSE REVENUES OR INCUR SIGNIFICANT COSTS TO RETAIN REVENUES IF THIS RELATIONSHIP IS TERMINATED.

     We have a non-exclusive agreement with Hewlett-Packard to sell our network usage software applications. The agreement may be terminated with limited notice by either party without cause or penalty. In the past, we have received significant revenues under this agreement. There is no guarantee that Hewlett-Packard will continue to market our network usage software applications. If this relationship is terminated or materially changes, we would be required to devote substantial new resources to the distribution, sales and marketing, implementation and support of our network usage software applications and our efforts may not be as effective as those of Hewlett-Packard.

THERE IS A LIMITED MARKET FOR OUR EXISTING NETWORK USAGE SOFTWARE APPLICATIONS.

     We derived 7% and 1% of our revenues in 1998 and the first six months of 1999, respectively, from sales and maintenance of our network usage software applications. Current users of these software products include most of the regional Bell operating companies, as well as other large telecommunications carriers. With initial market sales essentially completed, our ability to derive continued revenue from our network usage software applications is limited, unless we can develop new derivative products.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

     We may require more capital in the future to:

     - fund our operations;

     - finance investments in equipment and corporate infrastructure needed to maintain and expand our network;

     - enhance and expand the range of services we offer; and

     - respond to competitive pressures and potential opportunities, such as investments, acquisitions and international expansion.

     We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

REGULATIONS AFFECTING OUR CUSTOMERS AND FUTURE REGULATIONS TO WHICH WE MAY BE SUBJECT MAY ADVERSELY AFFECT OUR BUSINESS.

     Although we are not subject to telecommunications industry regulations, the business of our customers is subject to regulation that indirectly affects our business. The U.S. telecommunications industry has been subject to continuing deregulation since 1984, when AT&T was required to divest ownership of the Bell telephone system. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation. See "Business -- Regulation."

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT AND CAUSE VOLATILITY IN OUR STOCK PRICE.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below the expectations of analysts and investors and, as a result, the price of our common stock may fall or become volatile. Factors that could cause quarterly fluctuations include:

     - seasonal fluctuations in consumer use of telecommunications services;

     - varying rates at which telecommunications companies, telephony resellers and Internet service providers use our services;

     - loss of customers through industry consolidation;

     - the timing and execution of individual contracts, particularly large contracts;

     - significant lead times before a product or service begins generating revenues;

     - volatile economic conditions specific to the telecommunications industry; and

     - an inability to collect our accounts receivable.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING AND WE CANNOT GUARANTEE THAT OUR USE OF THE PROCEEDS WILL ENHANCE THE VALUE OF YOUR INVESTMENT.

     Our management will have broad discretion over the allocation of the net proceeds from the offering, as well as over the timing of their expenditure. As a result, you will be relying on our management's judgment with only limited information about its specific intentions for the use of proceeds. The failure of our management to apply the net proceeds effectively could adversely affect our future prospects. See "Use of Proceeds."

OUR CERTIFICATE OF INCORPORATION, BYLAWS, SHAREHOLDER RIGHTS PLAN AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Description of Capital Stock." These provisions of our certificate of incorporation and bylaws:

     - establish a classified board of directors, of which only a portion of the total number of directors will be elected at each annual meeting;

     - authorize the board to issue preferred stock with substantial voting rights; and

     - prohibit cumulative voting in the election of directors.

     In addition, we have a shareholder rights plan that could significantly discourage, delay or prevent a merger or acquisition. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. If any of those events occurs, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock or, in some instances, stock of the acquiring entity, that would be worth $300. The rights expire on November 20, 2008, unless we redeem them earlier.

     We have also chosen to be subject to Section 203 of the Delaware General Corporation Law, which prevents a stockholder of more than 15% of a company's voting stock from entering into certain business combinations with that company.

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND THE STOCK PRICES FOR COMPANIES IN OUR INDUSTRY HAVE BEEN HIGHLY VOLATILE.

     Our common stock has not been publicly traded prior to the offering. We anticipate that our common stock (other than Class A common stock) will be approved for quotation on the Nasdaq National Market at the time of the offering. However, an active trading market may not develop or be sustained. In recent years, the market for stock in technology, telecommunications and computer companies has been highly volatile. The common stock price after the offering may be volatile and may fluctuate due to factors such as:

     - actual or anticipated fluctuations in quarterly and annual results;

     - announcements of technological innovations;

     - introduction of new services;

     - mergers and strategic alliances in the telecommunications industry; and

     - changes in government regulation.

FUTURE SALES BY EXISTING STOCKHOLDERS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Sales of a large number of shares of our common stock in the public market following this offering could adversely affect the market price for our common stock or impair our ability to raise capital through an offering of equity securities. The number of shares of common stock available for sale in the public market is limited by legal and contractual restrictions. The holders of shares of Class A common stock have agreed not to sell their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the
underwriters. The remaining           shares of our Class A common stock will
not be tradeable in the public market until 180 days after the date of this prospectus when they automatically convert into shares of common stock.
Immediately after this offering, we will have outstanding the           shares
of our common stock sold in this offering (assuming the underwriters do not
exercise their over-allotment option) and           shares of Class A common
stock. We will also have reserved an additional           shares of common stock
for issuance under our stock option plan and           shares for issuance upon
conversion of our debentures. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the federal securities laws.

     Upon expiration of the 180-day period referred to above, approximately shares of Class A common stock will automatically convert into shares of common stock and will be freely transferable without restriction under the Securities Act, unless they are held by persons that have control relationships with us. See "Shares Eligible for Future Sale."

     Shortly after the completion of this offering, we intend to file a registration statement under the federal securities laws to permit shares reserved for issuance under our stock option plan to be sold in the public market.

YOU WILL HAVE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. If other security holders exercise options to purchase our capital stock or convert their debentures, you will suffer further dilution. See "Dilution."

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering will be approximately
$     million, or $     million if the underwriters exercise their
over-allotment option in full. This is based on an initial public offering price
of $     per share, the midpoint of the range indicated on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses.

     We intend to use the net proceeds from the offering to fund potential acquisitions, to develop new and improved services, to maintain and expand our network and for general corporate purposes. We currently do not have any agreements, and we are not involved in any negotiations, concerning any acquisitions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have after completion of the offering. The actual amounts we spend will vary significantly depending on a number of factors, including future revenue growth, if any, capital expenditures, the amount of cash generated by our operations and other factors, many of which are beyond our control. Accordingly, our management will have broad discretion in the application of the net proceeds.

     Pending the uses described above, we intend to invest the net proceeds in direct or guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

                                DIVIDEND POLICY

     We currently intend to retain future earnings, if any, to finance operations and expand our business. We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors. The declaration and payment of dividends will depend upon our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors the board of directors deems relevant. The terms of our secured loan facilities restrict our ability to declare and pay dividends without the consent of our lender, unless we meet minimum net worth and cash margin tests. In addition, the terms of our debentures prohibit us from declaring a dividend that exceeds a formula based on our net income and proceeds we receive from any securities offerings.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, current portion of long-term debt and capitalization as of June 30, 1999. We present this unaudited information on an actual basis after giving effect to the stock restructuring, and as adjusted to give effect, upon the closing of the offering, to the automatic conversion of the Class A common stock into common stock and our receipt of the estimated net proceeds from this offering. See "Use of Proceeds."

     You should read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those financial statements that are included elsewhere in this prospectus.

                                                                  JUNE 30, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $11,347     $
                                                              =======     =======
Current portion of long-term debt and capital lease
  obligations...............................................  $ 5,186     $
                                                              =======     =======
Long-term debt, less current portion:
  Obligations under capital leases..........................  $ 6,170     $
  Secured notes payable to Rural Telephone Finance
     Cooperative............................................    6,539
  Convertible redeemable subordinated debentures and
     deferred interest payable..............................    8,025
                                                              -------     -------
       Total long-term debt.................................   20,734
                                                              -------     -------
Stockholders' equity:
  Common stock, par value $.01 per share,           shares
     authorized and none outstanding, actual, and
     outstanding, as adjusted...............................       --
  Class A common stock, par value $.01 per share, 25,000,000 shares authorized and 5,571,671 shares outstanding,
     actual, and none outstanding, as adjusted..............       56
  Additional paid-in capital................................   12,855
  Deferred stock-based compensation.........................     (359)
  Retained earnings.........................................   28,280
                                                              -------     -------
       Total stockholders' equity...........................   40,832
                                                              -------     -------
          Total capitalization..............................  $61,566     $
                                                              =======     =======

                                    DILUTION

     As of June 30, 1999, our net tangible book value, after giving effect to our stock restructuring, as well as the automatic conversion of the Class A
common stock to common stock, was $          or $     per share of common stock.
"Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our net tangible book
value, as further adjusted for the sale of                shares in the offering
at an assumed initial public offering price of $     per share (the midpoint of
the range indicated on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and other expenses, would have
been approximately $     per share of common stock. This represents an immediate
increase of $     per share to existing stockholders and an immediate dilution
of $     per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
Net tangible book value per share as of June 30, 1999.......  $
Increase in net tangible book value per share attributable
  to purchasers in this offering............................
                                                              ----
Net tangible book value per share after this offering.......
                                                                      ----
Dilution per share to new investors.........................          $
                                                                      ====

     The following table summarizes, as of June 30, 1999, after giving effect to our stock restructuring, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting the estimated underwriting discounts and commissions and other expenses):

                                        SHARES PURCHASED     TOTAL CONSIDERATION     AVERAGE
                                       ------------------    -------------------      PRICE
                                       NUMBER     PERCENT     AMOUNT     PERCENT    PER SHARE
                                       -------    -------    --------    -------    ---------
Existing stockholders................                   %    $                 %      $
New investors........................
                                       -------     -----     --------     -----
          Total......................              100.0%    $            100.0%
                                       =======     =====     ========     =====

     The table above assumes no conversion of the outstanding debentures and no exercise of stock options outstanding as of June 30, 1999. As of June 30, 1999, shares were issuable upon conversion of the debentures and there were
options to purchase a total of                shares of common stock at a
weighted average exercise price of $     per share. To the extent that any of
these debentures are converted or options are exercised, you will be diluted further.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following selected consolidated financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the selected consolidated financial data as of and for the six months ended June 30, 1998 and 1999 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited. Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements that are included elsewhere in this prospectus.

     You should read the following information with the data in the table on the next page:

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company. Information prior to 1996 is not available.

     - Signaling points represents the number of connections to our network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them. Information prior to 1996 is not available.

     - Intelligent network messages represents an estimated number of SS7 transactions handled by our network for call completion and delivery of intelligent network services. We did not provide a significant level of services measured by intelligent network messages prior to 1997.

                                                                                                              SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                       --------------------------------------------------------------   -----------------------
                                          1994         1995         1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Network services...................  $    9,701   $    8,438   $   29,434   $   44,117   $   60,274   $   26,600   $   41,562
  Clearinghouse services.............       5,640        7,049        7,896        6,723        6,232        3,463        3,052
  Network usage software
    applications.....................          --        1,123          558        3,468        5,406        1,523          502
  Other..............................       1,766          494           --           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues...................      17,107       17,104       37,888       54,308       71,912       31,586       45,116
Expenses:
  Carrier costs......................          --           --        9,358       15,313       22,983       10,752       13,598
  Operating..........................       9,220        9,547       11,139       14,979       19,768        8,547       12,487
  Selling, general and
    administrative...................       4,961        6,764        7,774        8,873       10,287        4,540        6,128
  Depreciation and amortization......       1,992        2,846        5,714        7,354        9,372        3,783        5,317
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses...................      16,173       19,157       33,985       46,519       62,410       27,622       37,530
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)..............         934       (2,053)       3,903        7,789        9,502        3,964        7,586
Interest expense, net................          85          169          838          808          746          225          392
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes....         849       (2,222)       3,065        6,981        8,756        3,739        7,194
Income tax provision (benefit).......         305         (707)         112         (676)       3,463        1,388        2,734
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $      544   $   (1,515)  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Earnings (loss) per share - basic....  $      .15   $     (.41)  $      .59   $     1.45   $      .99   $      .44   $      .83
Earnings (loss) per
  share - diluted....................  $      .15   $     (.41)  $      .57   $     1.27   $      .88   $      .39   $      .71
Weighted-average common shares -
  basic..............................   3,732,146    3,729,015    4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
Weighted-average common shares -
  diluted............................   3,732,146    3,729,015    5,972,284    6,396,665    6,497,360    6,497,006    6,531,223

OTHER FINANCIAL DATA:
Capital expenditures.................  $    2,080   $    1,579   $    6,727   $   10,121   $   17,870   $    5,579   $    5,830

OTHER DATA:
Customers............................                                   311          417          544          436          655
Signaling points.....................                                   388          533          686          627          737
Intelligent network messages (in
  billions)..........................          --           --           --          158          372          156          256

BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents............  $    4,126   $    6,992   $   12,515   $   11,167   $   11,967   $   10,545   $   11,347
Property and equipment, net..........      14,006       12,794       31,377       34,715       43,747       36,799       44,549
Total assets.........................      35,586       39,398       70,822       78,026       89,450       80,967       91,828
Long-term obligations, less current
  portion............................       4,396        7,638       21,060       18,014       20,742       18,177       20,734
Stockholders' equity.................      13,955       12,419       21,760       30,226       36,192       32,995       40,832

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and the notes to those financial statements included in this prospectus.

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of the entire U.S. public-switched telecommunications infrastructure through a single source.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     Our products and services can be grouped into three general categories:

     - network services, which includes SS7 connectivity, switching and the transport of messages used to route calls and query databases, and intelligent network services, such as database access, including local number portability and support for roaming between carriers;

     - clearinghouse services, to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our SS7 network connectivity, switching and transport services provide telecommunications carriers access to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. Once connected, customers use our network to route and complete voice and data transmissions and access related and complementary services and applications available from us or from third party vendors. Once a customer is connected to our network, we continue to provide support services to maintain and upgrade its connection on a 24 hour a day, seven day a week basis.

     Intelligent network services encompass a number of database query functions, including caller identification, toll-free calling, calling card validation, local number portability and seamless wireless roaming. Each of these services uses our SS7 network to access databases, some maintained by us and others maintained by third parties.

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a carrier that provides long distance services detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of the customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the carrier providing the long distance service, net of our servicing fee.

     Network usage software applications are commercial applications derived primarily from software we developed to create billing data for the use of our network and services. This software is licensed to carriers and allows them to create billing data to bill another carrier for use of their signaling network or their underlying public-switched telecommunications network.

REVENUES

     Most of our revenues come from the sale of network services, including SS7 connectivity, switching and transport and the provision of intelligent network services. To a lesser extent, we derive revenues from our clearinghouse services and network usage software applications.

     Customers generally are charged for connectivity to our SS7 network on a monthly "per link" basis. If we provision the network facilities that provide their connection to our network, they pay us for establishing the initial connections that link them to our network and pay a separate monthly fee to maintain those links. We generally price these connectivity links on a cost-plus basis based on our facility lease costs.

     In addition, customers are charged for network switching (the transmission of signaling traffic throughout the network) based on the number of switches to which they signal. The more switch locations to which that customer uses us to signal, the more they pay us. We are evaluating the potential to change our pricing structure to allow for volume-based "per-signaling message" charges.

     Our intelligent network services are delivered through our network and a substantial majority of our customers purchase both SS7 network connectivity and intelligent network services. Our intelligent network services fall into two general categories: database administration and database query services. In addition to paying monthly fees for SS7 connectivity, our customers pay a per use or per query fee for database services. For example, we price local number portability service order administration on a per-ported number basis, and obtain volume-based revenue for accessing the local number portability database on a per-query basis.

     Clearinghouse services are provided on a per message billed basis. Our revenues vary based on the number of messages provided to us by telecommunications companies and other message providers for aggregation and distribution by us to the carrier who will bill to and collect from its customers. Clearinghouse services are relatively mature and are experiencing competitive pricing pressures.

     Revenues from network usage software applications are derived from licenses of our software products and continuing software maintenance fees. These products have a long sales cycle, with each individual license normally contributing significant revenue to the product line. New sales opportunities for these products in their current form are limited, as many of the customers in the top tier market, comprised primarily of regional Bell operating companies, have already licensed our product.

     The table below indicates the portion of our revenues attributable to network services, clearinghouse services and network usage software applications in 1996, 1997 and 1998 and in the first six months of 1998 and 1999, together with the percentage change in revenues from 1996 to 1997, 1997 to 1998 and from June 30, 1998 to June 30, 1999.

                                              YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                               -----------------------------------------------------    ------------------------------
                                1996       1997      % CHANGE     1998      % CHANGE     1998       1999      % CHANGE
                               -------    -------    --------    -------    --------    -------    -------    --------
                                                                  ($ IN THOUSANDS)
Network services.............  $29,434    $44,117       50%      $60,274       37%      $26,600    $41,562       56%
Clearinghouse services.......    7,896      6,723      (15)        6,232       (7)        3,463      3,052      (12)
Network usage software
  applications...............      558      3,468      522         5,406       56         1,523        502      (67)
                               -------    -------                -------                -------    -------
                               $37,888    $54,308       43%      $71,912       32%      $31,586    $45,116       43%
                               =======    =======                =======                =======    =======

EXPENSES

     Our costs and expenses, which we do not attribute directly to individual product lines, consist generally of the following:

     - Carrier costs, which include recurring payments to telecommunications carriers for leased lines and signal transfer point ports. These lines and ports provide connections (1) between our customers and our network,
       (2) among our own network locations and (3) between our network and nearly all other SS7 networks in the United States. Cost of links and ports to our customers is variable, relating directly to the number of links and ports we provide to our customers. Cost of links and ports among our own network locations and to other SS7 networks is primarily fixed. We generally lease lines and ports under tariffs with volume discounts;

     - Operating expenses, which include the cost of providing network services, clearinghouse services and network usage software applications. Such costs primarily include personnel costs and hardware and software maintenance costs to monitor and maintain our network on a 24 hour a day, seven day a week basis, maintain and operate our databases, process our clearinghouse messages, and develop and maintain our network usage software applications;

     - Selling, general and administrative, which consist primarily of executive and administrative personnel and professional services expense; and

     - Depreciation and amortization, which relate primarily to our installed network equipment, our computer hardware and software, our corporate facilities and our network usage software applications.

     In August 1999, we issued employee stock options for 150,000 shares of common stock at an exercise price of $32.00 per share. This resulted in deferred stock-based compensation of $2.6 million, after income taxes, which will be recognized as a noncash stock-based compensation expense over the four year vesting period of the options. See "Management -- Executive Compensation."

     The table below indicates our expenses in 1996, 1997 and 1998 and in the first six months of 1998 and 1999, together with the percentage change in expenses from 1996 to 1997, 1997 to 1998 and from June 30, 1998 to June 30, 1999.

                                              YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                               -----------------------------------------------------    ------------------------------
                                1996       1997      % CHANGE     1998      % CHANGE     1998       1999      % CHANGE
                               -------    -------    --------    -------    --------    -------    -------    --------
                                                                  ($ IN THOUSANDS)
Carrier costs................  $ 9,358    $15,313       64%      $22,983       50%      $10,752    $13,598       26%
Operating....................   11,139     14,979       34        19,768       32         8,547     12,487       46
Selling, general and
  administrative.............    7,774      8,873       14        10,287       16         4,540      6,128       35
Depreciation and
  amortization...............    5,714      7,354       29         9,372       27         3,783      5,317       41
                               -------    -------                -------                -------    -------
                               $33,985    $46,519       37%      $62,410       34%      $27,622    $37,530       36%
                               =======    =======                =======                =======    =======

RESULTS OF OPERATIONS

     The table below indicates the results of our operations expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                                          YEAR ENDED           SIX MONTHS
                                                         DECEMBER 31,        ENDED JUNE 30,
                                                     --------------------    --------------
                                                     1996    1997    1998    1998     1999
                                                     ----    ----    ----    -----    -----
Revenues:
  Network services.................................   78%     81%     84%      84%      92%
  Clearinghouse services...........................   21      13       9       11        7
  Network usage software applications..............    1       6       7        5        1
                                                     ---     ---     ---      ---      ---
     Total revenues................................  100     100     100      100      100
Expenses:
  Carrier costs....................................   25      28      32       34       30
  Operating........................................   29      28      28       28       28
  Selling, general and administrative..............   21      16      14       14       13
  Depreciation and amortization....................   15      14      13       12       12
                                                     ---     ---     ---      ---      ---
     Total expenses................................   90      86      87       88       83
                                                     ---     ---     ---      ---      ---
Operating income...................................   10      14      13       12       17
Interest expense, net..............................    2       1       1        1        1
                                                     ---     ---     ---      ---      ---
Income before income taxes.........................    8      13      12       11       16
Income tax provision (benefit).....................   --      (1)      5        4        6
                                                     ---     ---     ---      ---      ---
Net income.........................................    8%     14%      7%       7%      10%
                                                     ===     ===     ===      ===      ===

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     REVENUES

     Network services. Network services revenues increased by $15.0 million, or 56%, from $26.6 million for the first six months of 1998 to $41.6 million for the first six months of 1999. This increase was due to an increased number of customer connections and signaling across our network, substantial growth in queries processed through the line information, calling name delivery and toll-free databases and the rollout of local number portability.

     During the fourth quarter of 1998, our customer base increased and we obtained access to additional caller information maintained in third-party databases. We first recognized revenue from local number portability in June 1998 and revenue from that service grew rapidly throughout the remainder of 1998 and the first six months of 1999. We expect revenue from local number portability to continue to increase rapidly in the foreseeable future.

     Clearinghouse services. Clearinghouse services revenues decreased by $.4 million, or 12%, from $3.5 million for the first six months of 1998 to $3.1 million for the first six months of 1999. This decrease was caused by a decline in messages processed in the first six months of 1999, due to a large customer that in 1997 started directly billing messages to its end users rather than using our services as was required by contract.

     Network usage software applications. Network usage software applications revenues decreased by $1.0 million, or 67%, from $1.5 million for the first six months of 1998 to $.5 million for the first six months of 1999. This increase was due to the inclusion in the 1998 period of license fees, while revenues in the 1999 period represented only software maintenance fees.

     EXPENSES

     Carrier costs. Carrier costs increased by $2.8 million, or 26%, from $10.8 million in the first six months of 1998 to $13.6 million in the first six months of 1999. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our network. Local access and transport area access charges increased significantly due to our decision to build links directly into local access and transport areas instead of relying on third-party intermediaries. While the cost of building links exceeds that of our prior arrangements, the reliability of our network is enhanced as we gain increased link control and monitoring capabilities.

     Operating. Operating expenses increased by $4.0 million, or 46%, from $8.5 million in the first six months of 1998 to $12.5 million in the first six months of 1999. This increase was comprised mainly of higher personnel expenses related to an expansion of the customer support, operations and engineering functions and increased maintenance costs for new network and systems hardware and software. Additionally, in the first six months of 1999 we recorded a reserve of $1.0 million for a loss on a clearinghouse services contract. We have entered into a new contract with this customer and recently began arbitration proceedings to settle items in dispute under the prior contract.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.6 million, or 35%, from $4.5 million for the first six months of 1998 to $6.1 million for the first six months of 1999. This increase was primarily due to the addition of personnel necessary to support the overall growth of our business.

     Depreciation and amortization. Depreciation and amortization expenses increased by $1.5 million, or 41%, from $3.8 million in the first six months of 1998 to $5.3 million in the first six months of 1999. This increase was due to placing into service new network equipment, including our network monitoring equipment accounted for as capital leases and local number portability service-related assets.

     Interest expense, net. Interest expense, net increased $.2 million, or 74%, from $.2 million for the first six months of 1998 to $.4 million for the first six months of 1999. This increase was primarily related to increased interest expense from capital leases signed in 1998.

     Income taxes. Income tax expense increased by $1.3 million, or 97%, from $1.4 million in the first six months of 1998 to $2.7 million in the first six months of 1999, because of our increase in income. The effective tax rate is 37% for the first six months of 1998 and 38% for the first six months of 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUES

     Network services. Network services revenues increased by $16.2 million, or 37%, from $44.1 million in 1997 to $60.3 million in 1998. This increase was due to increased customer connections and signaling across our network, growth in queries processed in the line information, calling name delivery and toll-free databases, as well as the rollout of local number portability. Calling name delivery growth resulted from an increase in our customer base and additional access to caller information maintained in third-party databases.

     Clearinghouse services. Clearinghouse services revenues decreased by $.5 million, or 7%, from $6.7 million in 1997 to $6.2 million in 1998. This decrease was due in part to a large customer that in 1997 started directly billing messages to its end users rather than using our services as was required by contract and to the loss, in the third quarter of 1998, of a large clearinghouse participant to a competitor.

     Network usage software applications. Network usage software applications revenues increased by $1.9 million, or 56%, from $3.5 million in 1997 to $5.4 million in 1998, due to license fees in 1998 derived from installations at larger customers.

     EXPENSES

     Carrier costs. Carrier costs increased by $7.7 million, or 50%, from $15.3 million in 1997 to $23.0 million in 1998. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our SS7 network. Local access and transport area access charges increased significantly due to our decision to build links directly into local access and transport areas.

     Operating. Operating expenses increased by $4.8 million, or 32%, from $15.0 million in 1997 to $19.8 million in 1998. The growth resulted mainly from higher personnel expenses related to an expansion of the customer support, operations and engineering functions, and increased maintenance costs for new network and systems hardware and software. Additionally, in 1998 we recorded a reserve of $1.0 million for a loss on a clearinghouse services contract.

     Selling, general and administrative. Selling, general and administrative expenses grew by $1.4 million, or 16%, from $8.9 million in 1997 to $10.3 million in 1998. This increase was due to the addition of personnel necessary to support the overall growth of our business, increased marketing costs to establish a national corporate image and presence and increased sales efforts.

     Depreciation and amortization. Depreciation and amortization expenses increased by $2.0 million, or 27%, from $7.4 million in 1997 to $9.4 million in 1998. This increase was a result of placing new network equipment into service, including network monitoring equipment accounted for as capital leases and local number portability service-related assets. During 1998, we replaced two signal transfer points as part of our network reliability upgrade, resulting in an expense of $.7 million as we retired the former equipment.

     Interest expense, net. Interest expense, net decreased by $.1 million, or 8%, from $.8 million in 1997 to $.7 million in 1998. This decrease was primarily related to increased interest expense from capital leases signed in 1998.

     Income taxes. Income tax expense increased $4.1 million from a tax benefit of $.7 million in 1997, to tax expense of $3.5 million in 1998. The 1997 tax accounts and provision reflect benefits of $3.2 million comprised primarily of $2.4 million due to the utilization of net operating loss carryforwards and $.9 million due to the reversal of substantially all of a previously recorded deferred tax valuation allowance as a result of improved operating results. The 1997 tax accounts and provision also reflect federal alternative minimum taxes that cannot be completely offset by tax loss carryforwards.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUES

     Network services. Network services revenues increased significantly by $14.7 million, or 50%, from $29.4 million in 1996 to $44.1 million in 1997. This increase was due to increased customer connections and signaling across our network and growth in queries processed in the calling name delivery database.

     Clearinghouse services. Clearinghouse services revenues decreased by $1.2 million, or 15%, from $7.9 million in 1996 to $6.7 million in 1997. This decrease was primarily a result of a volume price reduction for a large customer in the fourth quarter of 1997.

     Network usage software applications. Network usage software applications revenues increased by $2.9 million, from $.6 million in 1996 to $3.5 million in 1997, due to greater license fees in 1997 compared to 1996.

     EXPENSES

     Carrier costs. Carrier costs increased by $5.9 million, or 64%, from $9.4 million in 1996 to $15.3 million in 1997. This increase was due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of the SS7 network.

     Operating. Operating expenses increased by $3.9 million, or 34%, from $11.1 million in 1996 to $15.0 million in 1997. This increase was due primarily to the increasing support required for the continuing expansion of our SS7 network and related products. The growth was comprised mainly of higher personnel expenses related to an expansion in the customer support, operations and engineering functions, and increased maintenance costs for new network and systems hardware and software.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.1 million, or 14%, from $7.8 million in 1996 to $8.9 million in 1997. This increase was due to higher personnel expenses related to an expansion in our sales and marketing and product management functions, including increased travel expenses and new marketing material costs related to increased sales and marketing efforts.

     Depreciation and amortization. Depreciation and amortization expenses increased by $1.7 million, or 29%, from $5.7 million in 1996 to $7.4 million in 1997. This increase was due to the placing into service of new network equipment and additional depreciation of $1.0 million due to the acceleration of the depreciation of the former network equipment.

     Interest expense, net. Interest expense, net was unchanged from 1996 to 1997.

     Income taxes. Income tax expense decreased $.8 million, from a tax expense of $.1 million in 1996 to a tax benefit of $.7 million in 1997. The 1997 tax accounts and provision reflect benefits of $3.2 million comprised primarily of $2.4 million due to the utilization of net operating loss carryforwards and $.9 million due to the reversal of substantially all of the previously recorded deferred tax valuation allowance as a result of improved operating results. The 1996 tax accounts and provision reflect the benefit of $1.0 million due to the utilization of net operating loss carryforwards. The 1996 and 1997 tax accounts and provision also reflect federal alternative minimum taxes that cannot be completely offset by tax loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     We rely on a combination of cash generated from operations, commercial borrowings, vendor financing and the issuance of debt and equity securities to fund our operations and capital needs. Currently, our operating activities generate positive cash flows. However, as we broaden our services and products to those that may require larger investments, coupled with longer periods before subsequent revenues are generated, we believe there may be a short-term reduction in cash generated from operations. We anticipate continued high levels of investment in our infrastructure over the next several years to manage increased network volumes, to enhance customer support systems and to continue to improve network and service reliability. Additionally, we anticipate continued investments in the development and acquisition of new services and products related to our network, database and clearinghouse services in order to keep pace with changing markets and customer needs.

     Our working capital (current assets in excess of current liabilities) was $17.1 million at June 30, 1999. Our cash and cash equivalent balances included $2.2 million required as working capital to service our clearinghouse services customers. Clearinghouse funds are received and disbursed on a monthly basis. The growth in working capital of $4.2 million, or 32%, from $12.9 million at December 31, 1998, reflects the increase in accounts receivable attributable to increased revenue, decreased payables related to our clearinghouse services function, and the utilization of deferred net operating loss carryforward tax assets.

     Our property and equipment acquisitions were $17.9 million for the year ended December 31, 1998 and $5.8 million for the first six months of 1999. Expenditures for property and equipment are primarily for network equipment to expand capacity and enhance reliability, including network monitoring equipment and local number portability service-related assets. We currently anticipate additional capital expenditures of approximately $9.0 million in the remainder of 1999 and approximately $15.0 million in 2000.

     At June 30, 1999, we had a secured line of credit expiring August 15, 2001, with Rural Telephone Finance Cooperative that permits us to borrow up to $7.3 million, not to exceed 80% of accounts receivable. There were no borrowings against this line of credit at that date. Additionally, at June 30, 1999, we had $3.8 million of unused loan facilities established or committed with the Cooperative, maturing in the years 2000 and 2001. Also, during 1999, we obtained vendor financing for capital leases related to a purchase of $2.0 million of new network equipment and applications to enhance monitoring, data collection and troubleshooting capabilities.

     We believe that our existing cash balances, funds generated from our operations, borrowings available under our existing credit agreements and the proceeds of this offering will be sufficient to meet our anticipated capital expenditure and working capital needs for the next 18 months. However, acquisitions of complementary businesses or technologies may require significant capital beyond our current expectations, which would require us to issue additional equity securities and/or incurring additional long-term debt. We currently do not have any agreements, and are not involved in any negotiations, with respect to any acquisition.

IMPACT OF YEAR 2000

     The Year 2000 issue is the result of some information and operating systems being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process database or network transactions, send invoices or engage in similar normal business activities.

     We have conducted a comprehensive review of our hardware and software systems to identify those systems that could be affected by the Year 2000 issue and we have developed an implementation plan to resolve the identified issues. Systems that interact with customers and that focus on our core business functions of SS7 network signaling, database information and network usage software applications have been given the highest priority. We presently believe that with the modifications or replacements of existing software and affected hardware, updates by vendors and conversion to new software, we can avoid any material adverse impact on our operations from the Year 2000 issue. However, if the modifications and replacements are not made or are not completed in a timely manner, the Year 2000 issue could have a material impact on our operations.

     Our plan to resolve the Year 2000 issue involves the following four phases: assessment, conversion, testing and implementation. To date, we have fully completed our assessment of all critical systems and hardware that could be affected by the Year 2000 issue. We have completed reprogramming and/or upgrading the software we maintain. Once software is reprogrammed or replaced for all or part of a system, we begin testing and implementation. The testing and implementation phases include not only software maintained by us but third-party systems as well. To date, we have completed 90% of our testing and we have implemented 85% of our converted systems. Implementation of all converted systems is currently targeted for completion by September 30, 1999.

     We are using both internal and external resources to implement our Year 2000 compliance plan. To date we have spent $975,000 to remedy the Year 2000 issue and we estimate that our total expenditures to complete execution of the Year 2000 compliance plan will range from $1.2 million to $2.0 million. Most of these expenses are being capitalized because the costs related to Year 2000 modifications are only an incremental part of overall software and hardware upgrades.

     All non-information technology that uses or might use embedded software chips that use a date function, such as security systems, climate controls and other electronic devices used in daily business operations, have been inventoried and assessed. All identified non-compliant systems are being upgraded and tested as compliant versions become available. This effort is expected to continue throughout 1999.

     Our SS7 network interfaces directly with significant third-party networks and databases. We are currently working with these and other third-party vendors to ensure that their systems and interfaces that are relevant to us are Year 2000 compliant by December 31, 1999. To date, we have been advised by over 80% of our significant third-party vendors that they expect to be Year 2000 compliant by the end of 1999. In addition, we are participating with national industry groups such as the Network Reliability and Interoperability Council and committees of the Alliance for Telecommunications Industry Solutions to assess Year 2000 network reliability and we will continue to monitor the compliance of our third-party vendors. Failure to address the Year 2000 issue by a third-party on whom our systems or services rely could have a material adverse effect on us or our customers.

     We believe we have the proper staffing, tools and procedures to identify and prepare all mission critical systems for the Year 2000 and we believe the necessary programs are in place for a smooth Year 2000 transition. However, we have not yet completed all necessary phases of our Year 2000 compliance plan. If we do not complete the remaining phases, we may be unable to operate our SS7 network or information databases. Additionally, we could be subject to litigation for product or service failure. We cannot reasonably estimate at this time the amount of our potential liability and lost revenue.

     We anticipate having our contingency plans in place early in the fourth quarter of 1999. Our contingency planning includes the following:

     - reviewing, assessing and updating existing business recovery plans;

     - identifying teams to be on call during the change in year to monitor our network, critical systems, operations centers and business processes;

     - developing alternate processes to support critical customer functions;

     - developing alternatives for critical suppliers that fail to meet Year 2000 compliance commitment schedules; and

     - developing data retention and recovery procedures for critical business data.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our market risks relate primarily to changes in interest rates. We bear this risk in two specific ways. First, we have debt outstanding. At the end of 1998, we had $7.5 million of debt in the form of a series of 7.5% debentures. Because this borrowing had a fixed interest rate, neither our income statement nor our cash flows were exposed to changes in interest rates. Our secured notes payable, which had average borrowings of $11.0 million during 1998 and was $10.6 million at the end of 1998 had a variable interest rate, which exposed our income statement and cash flows to changes in interest rates. The rate of these secured notes is based on the lender's cost of funds. We also have a variable rate revolving line of credit for up to $7.3 million that has not been used. The interest rate on this line of credit is based on the prevailing bank prime rate plus a margin of one and one-half percent per year. The lender may, in its discretion, fix a lower rate from time to time. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 1999, our net income and cash flows would decrease by an immaterial amount.

     The second component of interest rate risk involves the short-term investment of excess cash. Such risk affects fair values, earnings and cash flows. Excess cash is primarily invested in overnight repurchase agreements backed by U.S. government securities. These are considered to be cash equivalents and are shown that way on our balance sheet. Our average balance in those securities was approximately $10.6 million over the past year. Earnings from these cash equivalents totaled $.5 million for the year ended December 31, 1998.

     Approximately 17% of our total expenses in 1998 were related to access lines that we lease for our customers. These charges are set by tariff. To date we have been able to pass through changes in these charges to our customers. At this point in time, our operations outside of the United States are immaterial. Accordingly, we are not exposed to substantial risks arising from foreign currency exchange rates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1, which requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which requires that all start-up costs related to new operations must be expensed as incurred. The provisions of SOP 98-1 and SOP 98-5 were adopted in 1999 and are generally consistent with our past accounting policies and, therefore, there has been no material impact on our financial condition or operating results.

                                    BUSINESS

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of the entire U.S. public-switched telecommunications infrastructure through a single source. The provision of SS7 network services is our primary focus and we are not affiliated with any telecommunications carrier.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Through our SS7 network, we provide:

     - SS7 connectivity, switching and transport; and

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various other specialized database services.

     Also, we serve the telecommunications industry with:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our network serves over 600 network customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     We have been a provider of telecommunications database services since 1981 and of critical SS7 network services since 1990. In 1998, we generated revenues of $71.9 million, operating income of $9.5 million and net income of $5.3 million.

OUR HISTORY

     Our company was formed as U.S. Intelco and began operations in 1981. Our original mission was to maintain the independent telephone company customer records portion of the national telephone calling card database on AT&T's long distance Common Channel Inter-office Signaling #6 network. Throughout the 1980s, we expanded our service portfolio with the addition of clearinghouse and revenue administration services for telecommunications carriers.

     AT&T phased out its Common Channel Inter-office Signaling #6 network in the late 1980s as it and other carriers transitioned to SS7 technology. National implementation of SS7 technology introduced processing of telephone information by separating the signaling and voice paths and transmitting signaling information in the form of data packets over a parallel signaling network.

     We capitalized on the shift to SS7 in 1989 by forming a subsidiary to develop and maintain an SS7 network for independent telephone companies that needed SS7 capabilities but lacked the expertise or resources to develop their own network. We continued to develop services that used SS7 technology, including outsourced maintenance of a line information database for calling card validation, billing validation and third-party collect call validation. These services allow our customers to control their subscriber data and issue calling cards that are honored on all major long-distance carrier networks. Today, our line information database stores 18 million line numbers and related subscriber information.

     As the largest non-carrier affiliated SS7 network provider, we became a principal supplier of SS7 services to many cellular carriers, which use an SS7 network to perform roaming support. Additionally, the emergence of numerous competitive local exchange carriers since the mid-1990s continues to expand our base of customers considerably.

     We began offering clearinghouse services in 1987 with a revenue administration agreement with AT&T. This service is still in place today and involves the passing of billing-and-collection fees from AT&T through to independent telephone companies who then bill and collect on behalf of AT&T. In 1989, we introduced our toll clearinghouse product line through which we act as an aggregator and distributor of billable messages between independent telephone companies and operator service providers.

     Our SS7 network today consists of 12 mated pairs of SS7 signal transfer points, which are specialized switches that manage SS7 signaling, and into which our customers connect via leased lines. We own four pairs and lease capacity on eight pairs of SS7 signal transfer points from regional partners. The combination of these regional partner signaling transfer points with our own provides us with one of the most extensive inter-carrier SS7 networks in the United States.

COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - COST-EFFECTIVE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers cost-effective connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED RELATIONSHIPS WITH NUMEROUS TELECOMMUNICATIONS CARRIERS. We have established relationships with AT&T, MCI Worldcom, Sprint, all of the regional Bell operating companies, most major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. These relationships provide us with the opportunity to sell additional services to a broad base of customers while limiting our dependence on any single customer. We believe that the need for such broad relationships poses a significant barrier to entry for other potential SS7 service providers.

     - EXTENSIVE EXPERIENCE IN OFFERING CRITICAL SS7 SERVICES. SS7 signaling is an advanced technology that is essential in providing telecommunications services and presents significant operating complexities. Unlike many of our competitors, we are primarily focused on providing SS7 network access and intelligent network services. We have extensive experience in providing these services and have been recognized through several awards for our industry expertise. In addition, our top five executives have an average of 25 years experience in the telecommunications industry. We believe that a broad array of high quality carriers use our services primarily due to our singular focus on providing SS7 connectivity and intelligent network services, as well as our recognized superior technical expertise. In addition, we believe that our customers are reluctant to outsource this critical function to other less established SS7 service providers or to attempt to manage these functions in-house.

     - INDEPENDENCE AND NEUTRALITY IN THE TELECOMMUNICATIONS MARKETPLACE. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with existing and emerging carriers, both wireline and wireless, and do not compete with them in providing services to their residential and business customers. Our customers consider the subscriber information we manage for them to be sensitive and do not openly share it with competitors. We believe that our independence and neutrality significantly enhances our attractiveness to the entire industry as a provider of outsourced SS7 services.

     - PROVEN BUSINESS MODEL THAT GENERATES PROFITABLE AND RECURRING REVENUE STREAMS. Our network provides us with a profitable base of recurring service revenue, while serving as an established platform for additional growth through the delivery of new and enhanced services. The investment we have made in our network provides a base from which to add additional customers. Additionally, we believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases. Emerging packet-based carriers need access to the signaling-based services that are used by traditional circuit-based telecommunications providers. By working with manufacturers, such as Lucent and Cisco, to certify the operation of their equipment with our network, we have positioned ourselves to provide these signaling-based services to these new communications providers. Our SS7 expertise also allows us to offer services to Internet service providers who choose to use SS7-based signaling to offer more efficient and cost-effective service to their customers.

THE TELECOMMUNICATIONS INDUSTRY

     Historically, telecommunications carriers operated in a highly regulated environment with little or no competition. Recently, governments worldwide have begun to deregulate the telecommunications industry in order to reduce costs and improve service. Deregulation has encouraged the emergence of many new telecommunications carriers and increased competition. New entrants to the global telecommunications landscape include:

     - competitive long distance and local exchange carriers;

     - competitors to government post, telephone and telegraph companies outside the United States;

     - wireless carriers;

     - resellers, such as calling card providers; and

     - Internet service providers.

     Deregulation has also opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services. Examples of these services include personal toll-free numbers, prepaid calling cards, caller identification, billing validation services, customized routing and billing and voice messaging. Carriers in a growing number of markets are also being required to provide local number portability, which enables a customer to change local telephone service providers without changing its telephone number. Providing these services requires SS7 connectivity and simultaneous database access through an SS7 network.

     Telecommunications networks have also significantly increased in complexity in order to accommodate the functionality requirements of these value-added services, such as local number portability, which was mandated in 1996 by the FCC to be implemented beginning in 1999 for wireline carriers and in 2002 for wireless carriers. These intelligent networks allow for various functions to be distributed flexibly throughout the network. For example, intelligent network functions enable carriers to deploy advanced services on computer systems separate from the switching systems that connect their customers. The computer system is accessed through the SS7 network, reducing cost and increasing quality of customer service.

     The growth of intelligent networks, coupled with a significant worldwide increase in demand for telecommunications and Internet-related data services, has resulted in corresponding demand for telecommunications infrastructure and advanced networking technologies. Telecommunications carriers must provide the very highest quality and reliability of service to remain competitive.

GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers. We expect continued growth in the number of telecommunications providers entering the market. We believe we will be the SS7 service provider of choice to these emerging entrants who are unlikely to risk outsourcing their critical SS7 services to one of their competitors.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. The competitive nature of the telecommunications industry requires providers to offer enhanced services to maintain existing or attract new customers. Many of these enhanced services are implemented through the SS7-based intelligent network. In addition to our standard services, we intend to capitalize on the scalability of our network by developing new and enhanced services and applications that will enable our customers to broaden their service offerings and improve their market position.

     - UTILIZE OUR NETWORK USAGE MEASUREMENT CAPABILITIES TO GENERATE ADDITIONAL REVENUE. We will seek to use our proprietary network usage software applications and related expertise to develop services to monitor usage of customers' networks and capture usage pattern data. The hardware and software investments we have made to capture data elements contained in SS7 signaling messages give us the ability to gather valuable information about telephone calls facilitated by our network. In many cases, we can obtain more information about calling patterns and interactions with other networks from our network than any single carrier can on its own. We believe this data can be used to enhance the billing and network management capabilities of our customers, allowing them to gain additional revenue and more efficiently operate their networks. This data can also be used to help our customers develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We are actively working with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. Our core competencies of database management and signaling-based communications position us well to offer services similar to our existing offerings in an Internet protocol-based network. As one of our initial steps in developing services for these Internet protocol-based network providers, we offer signaling capabilities to Internet service providers that help them to improve service quality by reducing congestion on their networks while lowering their costs. We intend to continue to position ourselves to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Companies that have developed signaling-based services or services that can be improved through the use of SS7-based signaling can provide us incremental revenues and net income. Through select acquisitions, we believe we can combine new, complementary services with our existing product line and extensive network. This will increase our market reach and allow us to quickly broaden our service portfolio.

ANATOMY OF THE SS7 NETWORK

     The following diagram illustrates the relationship of the basic components of the SS7 network:

                                  [SS7 FIGURE]

     A telephone call involves two types of information: the call content (voice, computer data or video) and the signaling information about the call (such as the party initiating the call and the number being called). This signaling information is required to connect, manage and bill for the call. Therefore, modern telecommunication networks not only must convey information between points, but also must identify the best routes for connections, control the allocation of resources used to transfer the information and keep transaction records for billing and measurement purposes.

     The call transmission portion of the U.S. public-switched telecommunications network starts with voice switches located in the offices of local and long distance service providers. These switches gather traffic from homes and businesses over local loops and direct it over trunks through the mesh of different carriers' networks across the country and around the world. Finally, the traffic is passed onto a local loop for termination at the distant end.

     The SS7 network directs calls through carriers' networks and provides advanced functions such as completing toll-free calls, identifying calling party name and tracking telephone numbers transferred between local telephone companies. SS7 is a standardized set of protocols and architecture that has been implemented by telecommunications carriers worldwide beginning in the mid 1980s. SS7 uses packet-switching technology and transmits signaling messages on data circuits that are independent of the call circuits it controls. Because SS7 messages travel on discrete circuits, SS7 is often referred to as "out-of-band" signaling. SS7 networks are designed to be reliable, flexible and scalable and have high capacity, enabling telecommunications carriers to provide new services quickly and to optimize the network bandwidth used for trunk connections.

     Whenever a call originates in a phone network with intelligent network services, a message signal unit is generated by the originating switch and sent to the proper destination switch over the SS7 network. All signaling used for establishing a call, disconnecting a call, database query and response and SS7 network management is carried by these message signal units. As the message signal unit is routed by the signaling system, the appropriate switches in the local and, if necessary, long distance telephone networks reserve the circuits needed to complete the telephone call. Finally, the message signal unit reaches the destination switch and the destination switch processes the dialed number stored in the message signal unit to connect the call to the dialed party.

     The SS7 network consists of three basic network and software components:

     Service Switching Points: "SS7-enabled voice switches." Service switching points are carriers' voice switches (for example, a Lucent 5ESS switch) that use SS7 technology. In addition to originating, terminating and switching calls, service switching points exchange messages with other service switching points, signal transfer points and service control points throughout the network.

     Signal Transfer Points: "data switches for SS7 traffic." Signal transfer points are packet switches that provide access to the SS7 network and route SS7 messages among service switching points and service control points. These are the traffic controllers of the SS7 network. Signal transfer points typically consist of highly-reliable computers running special software.

     Service Control Points: "intelligent SS7 databases." Service control points are computers that house databases containing customer and network information. This information is used by the SS7 network for call routing, billing and intelligent network database services.

PRODUCTS AND SERVICES

     As illustrated in the diagram below, we provide our customers with various products and services. The majority of our products and services are directly related to our SS7 network, as either part of the connectivity, switching and transport function of the SS7 network or as intelligent network services delivered over our SS7 network. In addition, we provide clearinghouse services and sell specially designed software for measuring network usage.

                               [PRODUCTS DIAGRAM]

     NETWORK SERVICES -- CONNECTIVITY, SWITCHING AND TRANSPORT

     Our network services provide carriers with:

     - connectivity to SS7 networks throughout the United States via access to our network at any of twelve signal transfer point mated pairs located throughout the country;

     - the ability to deliver a full range of services, via SS7 connectivity, to the incumbent local exchange carriers who serve 222 of the 229 local access and transport areas in the United States; and

     - the opportunity to save time and resources on establishing and maintaining SS7 links. We provide complete engineering, installation, testing and activation of all links to our network and work closely with carriers to ensure configurations meet their specific requirements.

     SS7 Connectivity, Switching and Transport. These are all component parts of our basic SS7 trunk signaling service. Trunk signaling reduces post-dial delay, allowing call connection almost as soon as dialing is completed. This enables carriers to deploy a full range of intelligent network services more quickly and cost effectively. By using our trunk signaling service, carriers simplify SS7 link provisioning by outsourcing this to us and can:

     - increase trunk efficiency through faster call completion and disconnect;

     - reach all local, interexchange and wireless carriers' networks through our access to hundreds of carriers;

     - maximize network reliability by having us monitor the performance of their SS7 connections 24 hours a day, seven days a week;

     - facilitate custom local area signaling services, such as caller identification; and

     - lower access costs for local delivery of interexchange and wireless calls.

     Database Access Messaging. We provide the SS7 functions that enable carriers to find and interact with network databases and conduct the database queries that are essential for many advanced services. Combined with connectivity to our SS7 network, we provide access to the database information that enables carriers to deliver a full range of custom local area signaling services to their customers.

     Seamless Roaming. In 1993, the Cellular Telecommunications Industry Association endorsed us, for a period of five years, as the nationwide provider of IS-41 signaling in support of seamless roaming. We remain a nationwide provider of seamless roaming support using the IS-41 signaling protocol. IS-41 allows carriers to provide support for roamers visiting their service area, and for their customers when they roam outside their service area. It enables number validation inside and outside their service areas by accessing our SS7 network. All U.S. wireless carriers providing subscribers with automatic call delivery and autonomous registration while roaming use IS-41 or the recently introduced GSM-MAP protocol, which we also support.

     NETWORK SERVICES -- INTELLIGENT NETWORK SERVICES

     Intelligent network services encompass a number of database query functions, the most significant of which are local number portability, line information database access and transport, toll-free database access and transport and calling name delivery access and transport. Each of these services uses our SS7 network to access databases, some maintained by us and others maintained by third parties.

     Local Number Portability. In 1996, the FCC mandated that incumbent local exchange carriers implement wireline number portability in all major U.S. markets beginning in 1999. Local number portability allows a telephone subscriber to switch local service providers while keeping the same telephone number. It substantially complicates the process of completing an ordinary telephone call, since the destination telephone number in an area where local number portability has been implemented no longer bears any direct relationship to its actual physical location on the network. In order to complete a call to a telephone number in an area where local number portability has been implemented, a carrier must conduct a simultaneous database query to route the call correctly. We manage interactions with number portability databases and provide database queries on a call-by-call basis, thereby allowing carriers to deploy local number portability without the high cost of building their own infrastructure.

     Our local number portability services include:

     - service order administration, which gives carriers online access to manage portability information, send that information to the appropriate national Number Portability Administration Center and retrieve information about what actions other service providers may have taken;

     - a local service management system that is the hardware and software database platform necessary to manage customer call routing information; and

     - data access to the appropriate local number portability service control point for the information necessary to complete a call.

     We believe our local number portability services are highly competitive because we provide integrated, turnkey management of sophisticated and time-consuming local number portability databases, a single interface to all of the seven Number Portability Administration Centers in the United States and 24 hour a day, seven day a week technical support.

     Line Information Database Access and Transport. Line information databases are developed and maintained by telecommunications carriers to store information about their subscribers necessary to provide enhanced services such as validating telephone numbers and billing information. For example, when a caller tries to bill a call with a calling card, the local carrier where the call is initiated sends a query over the SS7 network. The SS7 network then determines the appropriate database to validate the card number, routes the information to the switch that analyzes the response and determines how to treat the call.

     Through our SS7 network, we offer high-speed access to all of the line information databases in the United States for seamless, nationwide access to subscriber information. We also manage and operate our own database of 18 million line information records. Our SS7 network and database access allow carriers to deliver, in fractions of a second, seamless access to subscriber information through our access agreements with all databases in the country, for purposes such as validating calling card, collect and third party billed calls.

     Key features of our line information database services include:

     - fraud protection features, such as usage monitoring, auto-deactivation, lost and stolen card service and domestic restrictions to fight international calling card fraud; and

     - high capacity and reliability, fully meeting industry standards for call processing throughput, storage volume capacity, fault tolerance and redundancy.

     Toll-Free Database Access and Transport. Our SS7 network provides access to all toll-free numbers in the country for call routing. When a caller dials a toll-free number from one of our customers' areas, our customer launches a query over our SS7 network. Our network routes the query to a national toll-free database, retrieves information and identifies the appropriate carrier and other routing information as necessary. Our network returns the response to our customer for call routing.

     Calling Name Delivery Access and Transport. Caller identification service has become an increasingly popular value-added offering for telephone subscribers. Most local exchange carriers provide a caller identification service that displays a caller's telephone number. The originating caller's telephone number is part of the SS7 signaling message that sets up a telephone call; however, providing the caller's name requires the ability to obtain the name that matches that telephone number from a line information database. We develop and offer calling name database access, allowing carriers to query many regional Bell operating companies and major independent telephone carriers and reduce the "name not available" messages that customers receive. We also manage and operate a database for storage of incumbent local exchange carrier, competitive local exchange carrier and wireless calling name records.

     Key components and features of our calling name database include:

     - a high capacity calling name database that consistently meets applicable industry standards for queries per second and data storage volumes;

     - a city/state database in addition to our main calling name database. If a caller's name is not accessible, a carrier can deliver the caller's city and state location, giving subscribers a better indication of who is calling and reducing "name not available" messages; and

     - automatic dual updating of our calling name database and our line information database.

     Other Services. We also provide other intelligent network services to our customers. For example, in addition to network access, we provide a centralized database of IS-41 messages that enables a wireless carrier to manage and monitor its roamer activities more efficiently while also providing protection against cloning fraud.

     CLEARINGHOUSE SERVICES

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a carrier that provides long distance services detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of the customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the carrier providing the long distance service, net of our servicing fee.

     With our clearinghouse services, carriers can:

     - bill and collect messages in a simple consolidated invoice that other providers may otherwise bill separately to the local carrier's customers;

     - bill and collect operator-assisted and calling card calls made through MCI Worldcom, Sprint and other interexchange carriers; and

     - bill and collect direct dialed long-distance calls for selected interexchange carriers.

     NETWORK USAGE SOFTWARE APPLICATIONS

     Our network usage software was developed as a commercial derivative of software originally developed to measure and monitor the usage of our own SS7 network. Using our AMAT7 software, in conjunction with equipment provided by Hewlett-Packard, SS7 network operators can measure network usage to allow them to bill other carriers for the use of their SS7 network. Our CDR7 software captures call record detail directly from SS7 signaling links and provides this information in a format that allows for billing to, and verification of invoices received from, other carriers.

OUR NETWORK

                                 [Network map]

     As illustrated above, our network consists of 12 mated pairs of signal transfer points strategically located across the United States. We own four pairs of signal transfer points and currently lease capacity on eight pairs of signal transfer points owned by our regional partners. We are currently planning to install two additional mated pairs of signal transfer points within the next twelve months.

     Our leases generally have renewable two year terms. If a signal transfer point lease is terminated, we may continue to use the capacity until we are able to move our affected customers to another signal transfer point. For example, we are in the process of moving six customers from the signal transfer point of a regional partner that, as a result of having recently been acquired, has terminated its lease with us. The lease will remain in effect on a month-to-month basis until we relocate all of our customers.

     Our network is connected to 222 of the nation's 229 local access and transport areas, either through a direct connection to the local access and transport areas or through a gateway switch belonging to the regional Bell operating company. We have over 400 dedicated connections to local access and transport areas. As of June 30, 1999, we provided signaling for approximately 17,300 trunk groups providing customers with local access and transport areas access.

     We connect our customers to our nationwide SS7 network through links to our signal transfer points. As of June 30, 1999, we had approximately 1,800 access links in service.

     In addition to signal transfer points and associated equipment, we maintain a network operations center in Overland Park, Kansas. We also maintain our databases, related computers and storage devices in our headquarters building in Lacey, Washington and in our regional signal transfer point offices in Mattoon, Illinois and Rock Hill, South Carolina.

SALES AND MARKETING

     Our sales force is made up of 17 direct salespeople and two telemarketers. Eleven of these salespeople are located in our Overland Park office, with six regional account managers located strategically throughout the United States. In addition to our direct sales force, we maintain a customer care center with 11 customer service representatives in our Lacey office to handle customer requests and updates.

     Our marketing and sales division identifies customer needs for network services and promotes our large, reliable network, our competitively priced services and our neutrality in dealing with carriers. The number and complexity of our products and services increase the required training and specialization of our sales force and support staff.

     We believe strong account management is our key to a successful sales effort. We use a consultative sales approach, working with carriers to establish and maintain relationships that identify and serve customer needs proactively. We also pursue opportunities to develop custom solutions to meet large customer requirements.

     We provide incentives for our direct sales staff to further develop their consultative relationship with our customers by offering bonuses in addition to salary and commissions. These bonuses are based on a number of factors, including customer satisfaction, customer retention and new business development.

     We retain an independent consulting company annually to gauge our customer satisfaction. This consulting company, in conjunction with our review team, identifies recent successes and plans improvements for the next year. The results of these surveys show a high level of customer satisfaction.

CUSTOMERS

     Our customer base is diversified across the many different types of facility-based and reseller carriers in the United States. Our top ten customers accounted for approximately 37% of our revenues for the year ended December 31, 1998, and no customer represented more than 7.5% of our revenues in that year. Today, in addition to 268 independent telephone companies, our customer base includes 85 wireless carriers, 176 competitive local exchange carriers and 84 interexchange carriers. Each of our products and services serves multiple customer types as described below:

     - Network Services-Connectivity, Switching and Transport: The customer focus for these services includes long distance carriers, operator service providers, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our signaling services customers include AT&T, MCI Worldcom, BellAtlantic Mobile, U.S. Cellular and Winstar.

     - Network Services-Intelligent Network Services: The customer focus for these products includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our intelligent network services customers include Frontier, Alltel, BellSouth, AT&T and MCI Worldcom.

     - Clearinghouse Services: The customer focus for these services includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies and competitive local exchange carriers. Our clearinghouse services customers include AT&T, MCI Worldcom and ZeroPlus Dialing, Inc.

     - Network Usage Software Applications: The user focus for these products includes regional Bell operating companies and other large carriers. Users of our network usage software applications include SBC, US West, and BellSouth.

COMPETITION

     The market for SS7 network access and related services is relatively new, but intensely competitive. It is subject to rapid technological change, evolving industry standards and regulatory developments. We expect competition to increase in the future. We compete with a number of U.S. and international companies that vary in size and in the scope and breadth of the products and services they offer. Our competitors for SS7 network access and intelligent network services include subsidiaries of AT&T, MCI Worldcom, Southern New England Telephone, Sprint, GTE and regional Bell operating companies, as well as other companies. Many of our competitors are small business units of very large companies, that currently do not actively market their SS7 networks or services. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. As a result, those competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We currently compete with only one other company, National Exchange Carrier

Association -- Independent NECA Services, with respect to our clearinghouse services. INET, Inc. is our main competitor for network usage software applications.

     We believe that our ability to compete successfully depends on numerous factors, both within and outside our control, including:

     - our responsiveness to telecommunications service providers' needs;

     - our ability to support existing and new industry standards;

     - the development of technical innovations;

     - our ability to attract and retain qualified personnel;

     - our response to regulatory changes; and

     - the quality, reliability and security of our products and services.

     We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not materially adversely affect our business, financial condition and operating results.

REGULATION

     We are not subject to the direct regulation of the FCC or any state utility regulatory commission. Some of our customers, however, may be subject to federal or state regulation that could have an indirect effect on our business. Because we do not provide voice-grade or data services that are deemed to be common carrier telecommunications services, we do not anticipate that our services will be subject to regulation by the FCC or state public utility commissions. However, future regulation of lines of business we may enter could directly affect our business or indirectly affect our business through its impact on our customers. Alternatively, any future change in laws or regulations could subject us to direct regulation by the FCC or any other federal or state agency.

EMPLOYEES

     As of June 30, 1999, we had 304 employees, of whom 197 were engaged in operations, 60 were engaged in sales and marketing, and 47 were engaged in administrative and other business support functions. We believe our relationship with our employees is good. We have no collective bargaining agreements and no unionized employees.

     Our success depends, in part, upon our ability to continue to attract, motivate and retain additional highly qualified employees, particularly employees with SS7 knowledge and experience. The process of locating employees with the skills and attributes necessary to implement our strategy is lengthy. The loss of any existing key employees or the inability to attract, motivate and retain additional qualified employees could affect our ability to expand our network and enhance our products and services. See "Risk Factors -- We may have difficulty attracting and retaining employees with the requisite skill to execute our growth plans."

FACILITIES

     Our headquarters and a portion of our operations center are located in Lacey, Washington, where we own a 67,500 square foot facility. The building, approximately 13.5 acres of land on which the building is constructed, and some of our computer hardware and software are financed by Rural Telephone Finance Cooperative. The Cooperative has a first priority lien on substantially all of our assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing our services.

     We also lease 27,600 square feet with the option to lease another 2,300 square feet of office space, constructed to suit our specifications, in Overland Park, Kansas, where, in addition to sales and administrative functions, we have our network surveillance and control center that operates 24 hours a day, seven days a week. The lease expires January 1, 2006, subject to an option in 2004 to extend the lease for an additional five years. We have subleased 4,657 square feet for our signal transfer point facilities at Mattoon, Illinois. The sublease expires on July 31, 2001. We lease 6,468 square feet for our signal transfer point facilities at Rock Hill, South Carolina, of which we sublease 1,243 square feet to another party. The lease expires April 30, 2001.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings arising in the ordinary course of business. We do not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The persons currently serving as directors and executive officers of Illuminet Holdings, Inc. and their ages are listed below. Roger H. Moore, President and Chief Executive Officer, is the only director employed by Illuminet.

             NAME               AGE                        POSITION
             ----               ---                        --------
Roger H. Moore................  57    President, Chief Executive Officer and Class I
                                      Director
F. Terry Kremian..............  52    Executive Vice President and Chief Operating
                                      Officer
Daniel E. Weiss...............  51    Chief Financial Officer, Secretary and Treasurer
Bruce E. Johnson..............  51    Vice President - Operations and Engineering
David J. Nicol................  53    Vice President - Product Management and Development
Richard A. Lumpkin............  64    Chairman of the Board and Class III Director
Gregory J. Wilkinson..........  49    Vice Chairman of the Board and Class III Director
Theodore D. Berns.............  49    Class III Director
Eugene L. Cole................  63    Class II Director
Aubrey E. Judy................  61    Class III Director
Kenneth L. Lein...............  66    Class I Director
James S. Quarforth............  45    Class II Director
G. I. Ross....................  65    Class I Director
James W. Strand...............  52    Class II Director

     Mr. Moore has been President and Chief Executive Officer since February 1996 and a member of the Board of Directors since July 1998. Prior to that, Mr. Moore served as vice president of major accounts of Northern Telecom from 1994 to 1995. He was president of Northern Telecom Japan from 1991 to 1994, and from 1989 to 1991, he was vice president of Northern Telecom's Western Region. Mr. Moore held other senior positions with Northern Telecom since joining that company in 1985. Prior to joining Northern Telecom, Mr. Moore was the president of AT&T Canada from 1982 to 1985. He has over 30 years of experience in the telecommunications and business systems industry. Mr. Moore is a director of Tut Systems, Inc. and The Center for Telecommunications Management at the University of Southern California.

     Mr. Kremian has been Executive Vice President and Chief Operating Officer since September 1998. Prior to that, Mr. Kremian was Vice President - Marketing and Sales from November 1997. He joined Illuminet from MCI where he was employed since 1982, most recently as director of Carrier Sales, National Accounts.

     Mr. Weiss has been Chief Financial Officer since February 1996 and Secretary and Treasurer since April 1996. Mr. Weiss also serves as the Vice President - Finance for Illuminet, Inc. as well as its Secretary and Treasurer. Prior to that, Mr. Weiss served as vice president - finance, treasurer and assistant treasurer for Illuminet Holdings, Inc.'s predecessor companies since 1979.

     Mr. Johnson has been Vice President - Operations and Engineering since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president - operations and engineering from 1992 to 1996. Prior to joining Independent Telecommunications Network, Mr. Johnson was responsible for implementing NYNEX Corporation's SS7 network. While at NYNEX, Mr. Johnson was responsible for deploying one of the first industry intelligent networks and played an active role in providing SS7 performance data to the FCC for its toll-free database mandate.

     Mr. Nicol has been Vice President - Product Management and Development since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president, planning and administration since 1994. All of his 30-year career has been in technology industry sectors, the last 15 directly in telecommunications, including six years at Sprint in various officer positions.

     Mr. Lumpkin has been a director since January 1989 and currently serves as Chairman of the Board of Directors and Chairman of the Executive Committee. Since 1957, Mr. Lumpkin has been employed by Consolidated Communication Inc. and its affiliates. In September 1997, Consolidated was merged into McLeodUSA Incorporated and Mr. Lumpkin became vice chairman and a director of McLeodUSA. He remains chairman and chief executive officer of Illinois Consolidated Telephone Company, a local exchange carrier located in Mattoon, Illinois. Mr. Lumpkin is currently a director of First Mid-Illinois Bancshares and First Mid-Illinois Bank and Trust in Mattoon, Illinois, and Ameren Corporation, a public utility headquartered in St. Louis, Missouri. Mr. Lumpkin is also a former director and past president of the Illinois Telephone Association and United States Telephone Association.

     Mr. Berns has been a director since October 1991. From 1996 until his retirement in January 1999, Mr. Berns served as chief executive officer of Integra Telecom, a competitive local exchange carrier located in Portland, Oregon. He continues to serve as a director of Integra Telecom. From 1993 to 1995, Mr. Berns served as director, president and chief executive officer of AdVal Communications, Inc., a provider of value-added facsimile services located in Vancouver, Washington. From 1986 to 1993, Mr. Berns was employed by Pacific Telecom, Inc., a telecommunications holding company located in Vancouver, Washington. Mr. Berns held several positions with Pacific Telecom, including vice president, secretary and president/chief operating officer. In addition, Mr. Berns is a former director of the United States Telephone Association.

     Mr. Cole has been a director since 1981. Mr. Cole worked at Canby Telephone Association, Canby, Oregon, where in 1968, he was named general manager and in 1986 became president. From 1986 until 1994, Mr. Cole served as president of CTA Service Corp., a non-regulated telecommunications service provider located in Canby, Oregon, and North Willamette Telecom, a cable company located in Canby, Oregon.

     Mr. Judy has been a director since April 1982 and is Chairman of the Nominating Committee. Starting in 1964, Mr. Judy was employed with Farmers Telephone Cooperative, Inc., an independent telephone company in Kingstree, South Carolina. He served as its executive vice president from 1981 until his retirement in December 1993. Mr. Judy served on the National Telephone Cooperative Association board of directors from 1976 to 1982 and from 1985 to 1992, holding the offices of secretary, vice president and president.

     Mr. Lein has been a director since 1987. Mr. Lein managed Winnebago Cooperative Telephone Association, a local exchange telephone company located in Lake Mills, Iowa, from 1974 to February 1998. He is a past member of the United States Telephone Association board of directors and has served as secretary of that board.

     Mr. Quarforth has been a director since January 1989 and is Chairman of the Personnel Committee. Mr. Quarforth has been an officer of CFW Communications Company, a local exchange carrier located in Waynesboro, Virginia, since 1991, most recently serving as chairman and chief executive officer. Mr. Quarforth is also a director of American Telecasting, Inc., Listing Services Solutions, Inc., and Virginia Financial Corporation. Mr. Quarforth is also chairman of the Virginia PCS Alliance, L.C. and West Virginia PCS Alliance L.C. and a past director and president of the Virginia Telecommunications Industry Association.

     Mr. Ross has been a director since January 1989. From 1970 until his retirement in March 1999, Mr. Ross was president, chief executive officer and a director of Lufkin-Conroe Communications Company, a local exchange carrier located in Texas. Mr. Ross has served as chairman of the board of Texas Exchange Carriers Association since 1988. Mr. Ross is a member of the United States Telephone Association board of directors.

     Mr. Strand has been a director since May 1992. Since 1990, Mr. Strand has been president of the Diversified Operations division of and a director of Aliant Communications, Inc. (formerly Lincoln Telecommunications Company), a telecommunications company located in Lincoln, Nebraska. Mr. Strand served on the board of directors of the Cellular Telecommunications Industry Association.

     Mr. Wilkinson has been a director since February 1986 and currently serves as Vice Chairman of the Board of Directors and Chairman of the Audit/Finance Committee. Mr. Wilkinson has been associated with Telephone & Data Systems, Inc., a communications holding company in various capacities since 1972. Since 1992, he has held the position of vice president and controller of that company.

THE BOARD OF DIRECTORS

     Our board of directors currently consists of ten directors. Our bylaws provide for a classified board of directors consisting of three classes. Each class must consist, as nearly as possible, of one-third of the number of directors constituting the entire board. The terms of the current directors terminate on the date of the annual meeting of stockholders in the following years:

     - Class I, 2000;

     - Class II, 2001; and

     - Class III, 2002.

     At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. Under our certificate of incorporation, a director may only be removed for cause by the affirmative vote of the holders of 80% of the outstanding shares of capital stock entitled to vote in the election of directors.

     The board has four committees: Executive, Personnel, Audit/Finance and Nominating. The Executive Committee consists of Mr. Lumpkin, Mr. Wilkinson, Mr. Judy and Mr. Moore. The Personnel Committee consists of Mr. Quarforth, Mr. Berns, Mr. Cole and Mr. Lein. The Audit/Finance Committee consists of Mr. Wilkinson, Mr. Ross and Mr. Strand. The Nominating Committee consists of Mr. Judy, Mr. Lumpkin and Mr. Wilkinson.

OUTSIDE DIRECTOR COMPENSATION

     Currently, outside directors receive a monthly fee of $300, except for the Chairman of the board of directors who receives $500 per month, and each outside director receives an annual fee in the form of common stock options granted under our 1997 Equity Incentive Plan, with an estimated value of $7,000 based on the Black-Scholes option pricing model. Outside directors are also paid $300 per meeting per day for attendance at board or committee meetings not to exceed a total of $600 per day and are reimbursed for expenses incurred in attending meetings. Payment of monthly and meeting fees is made in the form of cash, stock or stock options at the election of the outside director. The options expire ten years after the date of grant. If a director elects options, he must do so prior to January 1 of the year in question and the option exercise price is set by the board of directors at that time. The exercise price set at the end of 1997 for options earned in 1998 was $8.80 per share. In 1998, 32,511 options were issued to outside directors. For 1999, all outside directors have elected to receive options. Assuming all directors attend all remaining scheduled meetings during 1999, a total of 16,576 options will have been issued at an exercise price of $18.18 per share.

EXECUTIVE COMPENSATION

     The following table sets forth information for the year ended December 31, 1998 regarding the compensation received by our chief executive officer and each of our four other most highly compensated executive officers whose salaries and bonuses for such year were in excess of $100,000 on an annualized basis (we refer to these individuals as the named executive officers).

                                                                   LONG-TERM
                                                              COMPENSATION AWARDS
                                               1998           -------------------
                                        ANNUAL COMPENSATION       SECURITIES
                                        -------------------       UNDERLYING         ALL OTHER
     NAME AND PRINCIPAL POSITION         SALARY     BONUS           OPTIONS         COMPENSATION
     ---------------------------        --------   --------   -------------------   ------------
Roger H. Moore........................  $229,774   $120,000             --           $34,422(1)
  President and Chief Executive
  Officer
F. Terry Kremian......................   160,008     42,881         10,000             7,250(2)
  Executive Vice President and Chief
  Operating Officer
Daniel E. Weiss.......................   126,000     31,828         11,000            17,270(3)
  Chief Financial Officer, Secretary
  and Treasurer
Bruce E. Johnson......................   143,004     36,123          8,000            20,308(4)
  Vice President-Operations and
  Engineering
David J. Nicol........................   143,004     36,123         11,000            20,308(5)
  Vice President-Product Management
  and Development

---------------

(1) Represents $7,316 in 401(k) matching contributions and $14,821 in profit-sharing contributions made to our profit-sharing plan, and $12,285 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Moore in excess of amounts allowable under the Internal Revenue Code.

(2) Represents $7,250 in 401(k) matching contributions.

(3) Represents $6,300 in 401(k) matching contributions and $10,970 in profit-sharing contributions.

(4) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

(5) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

STOCK OPTIONS AWARDED IN 1998

     The following table lists options granted during 1998 to the named executive officers. All of the options were awarded under the 1997 Equity Incentive Plan. The dollar amounts under these columns are the result of calculations at the hypothetical stock price appreciation rates of 5% and 10% set by the SEC. They therefore are not intended to forecast possible future appreciation, if any, of our common stock price. Options are exercisable ratably over four years and expire ten years from the date of grant, but the officer receiving the options must remain continuously employed by us at the time the option is exercised. The percentages listed in the table are based on an aggregate of options to purchase 112,500 shares of our common stock granted to all of our employees in 1998, including the named executive officers. We computed potential realizable values by multiplying the number of shares of common stock subject to a given option by the option exercise price. We assumed that the aggregate stock value derived from that calculation compounds at an annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracted from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth. Actual gains, if any, on stock option exercises depend upon the actual future price of common stock and the continued employment of the option holders throughout the vesting period. Accordingly, the potential realizable values listed in this table may not be achieved.

                             OPTION GRANTS IN 1998

                                                                                    POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED ANNUAL
                                           PERCENT OF                               RATES OF STOCK PRICE
                             NUMBER OF    TOTAL OPTIONS   EXERCISE                    APPRECIATION FOR
                             SECURITIES    GRANTED TO      OR BASE                       OPTION TERM
                             UNDERLYING   EMPLOYEES IN      PRICE     EXPIRATION   -----------------------
           NAME               OPTIONS         1998        ($/SHARE)      DATE          5%          10%
           ----              ----------   -------------   ---------   ----------   ----------   ----------
Roger H. Moore.............        --           --%        $   --            --     $     --     $     --
F. Terry Kremian...........    10,000          8.9          16.72      7/1/2008      105,151      266,473
Daniel E. Weiss............    11,000          9.8          16.72      7/1/2008      115,666      293,121
Bruce E. Johnson...........     8,000          7.1          16.72      7/1/2008       84,121      213,179
David J. Nicol.............    11,000          9.8          16.72      7/1/2008      115,666      293,121

     On August 20, 1999, we awarded the following stock options, all of which vest over four years and expire on their tenth anniversary:

                                                              NUMBER OF SHARES
                                                                 UNDERLYING       EXERCISE PRICE
                            NAME                                  OPTIONS           PER SHARE
                            ----                              ----------------    --------------
Roger H. Moore..............................................           --             $   --
F. Terry Kremian............................................       22,000              32.00
Daniel E. Weiss.............................................       13,000              32.00
Bruce E. Johnson............................................       12,000              32.00
David J. Nicol..............................................       12,000              32.00

AGGREGATE OPTION EXERCISES DURING 1998 AND OPTION VALUES ON DECEMBER 31, 1998

     The following table provides information on option exercises in 1998 by the named executive officers and the value of those officers' unexercised options as of December 31, 1998. As our stock is not publicly traded, a readily ascertainable market value is not available. For purposes of this table, "exercise" means an employee's acquisition of shares of common stock pursuant to stock option grants, "exercisable" means options to purchase shares of common stock that are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.

     To calculate value of unexercised in-the-money options at fiscal year end, we used the estimated fair value as of December 31, 1998 minus the per share exercise price, multiplied by the number of shares issuable upon exercise.

                         AGGREGATED OPTION EXERCISES IN
                      1998 AND 1998 YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                  SHARES                      OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                 ACQUIRED                         YEAR-END                 AT FISCAL YEAR-END
                                    ON         VALUE     ---------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----               -----------   --------   -----------   -------------   -----------   -------------
Roger H. Moore................       --        $   --      156,000        104,000      $1,365,000      $910,000
F. Terry Kremian..............       --            --        5,000         25,000          46,900       155,300
Daniel E. Weiss...............      100         1,084        4,900         26,000          45,962       156,760
Bruce E. Johnson..............       --            --        5,000         23,000          46,900       153,380
David J. Nicol................       --            --        5,000         26,000          46,900       156,760

BENEFIT PLANS

     1997 EQUITY INCENTIVE PLAN

     We adopted the 1997 Equity Incentive Plan on October 29, 1997. A committee, which is appointed by the board of directors, consisting of at least two nonemployee board members, administers the plan. We have reserved 1,000,000 shares for issuance under the plan. If stock awards granted under the plan expire, are canceled or lapse for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related option, or the termination of a related option upon exercise of the corresponding Tandem SAR) shares subject to such awards again become available for issuance under the plan. As of June 30, 1999, options to acquire up to 386,030 shares are outstanding under the plan.

     The committee may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees or employees of our subsidiary. The committee may grant nonstatutory stock options, stock appreciation rights, restricted stock, performance units or performance shares to an employee, consultant or nonemployee board member of Illuminet, Inc. or its affiliate. In addition, if we acquire property or stock from an unrelated corporation, the committee may grant options to former employees of such corporation in substitution for options granted to them by the corporation. Only nonqualified stock options have been granted under the plan.

     The exercise price of nonqualified stock options may be less than the fair market value of stock at the time of grant. The exercise price of an incentive stock option must be equal to at least 100% of the fair market value of the stock on the grant date. The committee may grant a substitute option with an exercise price equal to less than 100% of the fair market value of the shares on the grant date. Because our stock has not been publicly traded, the board of directors has determined the estimated fair market value of the common stock.

     The maximum option term is ten years. However, generally an option terminates three months after the option holder's service terminates. If such termination is due to the option holder's disability, the exercise period generally is extended to twelve months beyond the termination.

     The committee may provide for exercise periods of any length in individual option grants. Nonqualified stock options that are granted to employees are generally exercisable ratably over four years. Nonqualified stock options that are granted to nonemployee board members are generally exercisable on grant. The committee, in its sole discretion, may accelerate the exercisability of the option.

The aggregate fair market value, determined at the grant date, of incentive stock option shares that are exercisable for the first time during a calendar year may not exceed $100,000.

     The committee may not grant an incentive stock option to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined power of Illuminet, Inc. or any subsidiary of Illuminet, unless the exercise price is at least 110% of the fair market value of a share on the grant date.

     The committee, subject to certain limitations, will determine the terms and conditions, including the exercise price, of stock appreciation rights granted under the plan. During the period in which the restricted stock is subject to restrictions, the restricted stockholders will generally have full voting rights with respect to the stock they hold.

     Transactions resulting in a change to our corporate structure, such as a merger, reorganization, consolidation, stock dividend or stock split, may change the class and number of shares subject to the plan and to outstanding awards. In that event, the committee administering the plan will appropriately adjust the plan as to the class and maximum number of shares subject to the plan. The committee will also adjust the outstanding awards as to the class, number of shares and price per share subject to such awards.

     Upon a change in control of our company, all awards will generally become immediately exercisable, unless the committee declares that the event does not constitute a change in control for purposes of qualifying for pooling-of-interests accounting. If there is a sale of substantially all of the assets of, or a merger involving, Illuminet, the committee may require the surviving entity to either assume or replace outstanding awards under the plan. Otherwise, the awards will fully vest and become immediately exercisable for a period of fifteen days.

     The plan will continue indefinitely unless terminated earlier by the board of directors. However, incentive stock options may not be granted after October 29, 2007.

     PROFIT SHARING/401(K) TRUST RETIREMENT PLAN

     We have qualified profit sharing/401(k) trust retirement plans covering all employees, subject to eligibility requirements. We provide matching contributions to the plans' trusts on a portion of employee contributions to the plans and may, at the discretion of the board of directors, provide a discretionary contribution. For 1996, 1997 and 1998, the contribution expense was approximately $.8 million, $1.2 million and $1.1 million, respectively.

EMPLOYMENT AGREEMENTS

     We have employment agreements with Messrs. Nicol and Johnson that renew annually or their anniversary date and may be terminated by either party on 90 days' notice prior to the end of an annual term. We may terminate for cause at any time. The agreements provide for initial annual base compensation of $110,000 and $108,000, respectively. The annual base compensation has been subsequently adjusted by the board of directors to $143,000 for both parties for the year ended December 31, 1998. The agreements provide for the opportunity to earn bonuses under established incentive plans. In addition, Mr. Johnson's agreement also provides for an annual bonus, the amount of which must be approved by the board of directors. Each agreement provides that, if the executive officer is terminated by us for other than cause, the executive officer will be entitled to receive a severance payment in a lump sum amount equal to 12 months of the executive officer's then base compensation. Mr. Moore and Mr. Kremian each have severance agreements with us. A letter employment agreement with Mr. Moore provides that if he is terminated without cause or he elects to resign as a result of a subsequent change of control, he receives a lump sum severance payment equal to his then annual base salary. A letter employment agreement with Mr. Kremian provides for an initial base salary of $145,000 and for an annual bonus based under an incentive plan. If Mr. Kremian is terminated without cause within two years from his date of hire (October 8, 1997), he receives a lump sum severance payment equal to six months of his base salary.

                             PRINCIPAL STOCKHOLDERS

     The following table lists information with respect to the beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect our stock restructuring and the sale of our common stock in the offering by:

     - each person known by us to beneficially own more than five percent of our outstanding common stock:

     - each of our directors:

     - the named executive officers: and

     - all of our executive officers and directors as a group.

     Unless otherwise indicated, the person or persons named have sole voting and investment power and that person's address is c/o Illuminet, 4501 Intelco Loop, S.E., Lacey, Washington 98503. In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by that person under options exercisable within 60 days of June 30, 1999 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding shares for that person and are not deemed outstanding for that purpose for all other stockholders. The following table assumes the effect of our stock restructuring. The columns entitled "Fully Diluted Shares of Common Stock" and "Shares Beneficially Owned After the Offering" assume all convertible debentures and interest accrued on the debentures as of June 30, 1999 were converted into shares of common stock (assuming the accrued interest is deemed principal by the holders of the debentures) at that date. Only the column entitled "Shares Beneficially Owned After the Offering" adjusts for the conversion of Class A common stock into
shares of common stock at a      for      ratio.

                                                   SHARES BENEFICIALLY      FULLY DILUTED      SHARES BENEFICIALLY
                                                     OWNED PRIOR TO           SHARES OF          OWNED AFTER THE
                                                        OFFERING            COMMON STOCK             OFFERING
                                                   -------------------   -------------------   --------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT
      ------------------------------------         ---------   -------   ---------   -------   ---------   --------
Spectrum Equity Investors........................    887,303    15.9%      920,889    13.8%
  245 Lytton Avenue
  Suite 175
  Palo Alto, CA 94301
Telephone & Data Systems, Inc....................    621,556    11.2       621,556     9.3
  Suite 4000
  30 N. LaSalle St
  Chicago, IL 60602
CenturyTel, Inc..................................    466,491     8.4       466,491     7.0
  P.O. Box 4065
  100 Century Park Drive
  Monroe, CA 71203
Theodore D. Berns(1).............................     14,772       *        14,772       *
Eugene L. Cole(2)................................     12,557       *        12,557       *
Aubrey E. Judy(3)................................     12,013       *        12,013       *
Kenneth L. Lein(4)...............................     13,237       *        15,702       *
Richard A. Lumpkin(5)............................    129,059     2.3       294,079     4.4
James S. Quarforth(6)............................    133,029     2.4       190,692     2.8
G. I. Ross(7)....................................     13,896       *        13,896       *
James W. Strand(8)...............................    181,326     3.3       231,746     3.5
Gregory J. Wilkinson(9)..........................    634,281    11.4       634,281     9.5
Roger H. Moore(10)...............................    156,000     2.7       156,000     2.3
Daniel E. Weiss(11)..............................      7,750       *         7,750       *
F. Terry Kremian(10).............................      7,500       *         7,500       *
David J. Nicol(12)...............................      8,721       *         8,721       *
Bruce E. Johnson(13).............................      9,976       *        12,182       *
Executive officers and directors as a group (14
  persons).......................................  1,334,117    23.9     1,611,891    24.1

-------------------------
  *  Less than 1%

 (1) Includes 11,905 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (2) Includes 11,821 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (3) Includes 11,277 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (4) Includes 11,821 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (5) As a director of McLeodUSA, Mr. Lumpkin may be deemed the beneficial owner of the 68,084 shares of (167,797 shares fully diluted) common stock owned by Consolidated Communications, a wholly owned subsidiary of McLeodUSA. As a voting member of SKL Investment Group, LLC, Mr. Lumpkin may be deemed the beneficial owner of 44,614 shares of (109,921 shares fully diluted) common stock owned by SKL. The figures in the table for Mr. Lumpkin also include
     12,883 shares (       shares after the Class A common stock conversion)
     issuable under options exercisable within 60 days after June 30, 1999.

 (6) As an executive officer of CFW Communications Company, Inc., Mr. Quarforth may be deemed the beneficial owner of the 118,640 shares of (175,350 shares fully diluted) common stock owned by CFW. The figures in the table for Mr.
     Quarforth also include 11,694 shares (       shares after the Class A
     common stock conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (7) Includes 11,079 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (8) As a director and executive officer of Aliant Communications, Inc., Mr. Strand may be deemed the beneficial owner of the 167,386 shares of (217,806 shares fully diluted) common stock owned by Aliant. The figures in the
     table for Mr. Strand also include 11,372 shares (       shares after the
     Class A common stock conversion) issuable under options exercisable within 60 days after June 30, 1999.

 (9) As an executive officer of Telephone & Data Systems, Inc., Mr. Wilkinson may be deemed the beneficial owner of the 621,556 shares of (621,556 shares fully diluted) common stock beneficially owned by TDS. The figures in the
     table for Mr. Wilkinson also include 11,778 shares (       shares after the
     Class A common stock conversion) issuable under options exercisable within 60 days after June 30, 1999.

(10) Represents shares issuable under options exercisable within 60 days after June 30, 1999.

(11) Includes 7,650 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

(12) Includes 7,750 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

(13) Includes 7,000 shares (       shares after the Class A common stock
     conversion) issuable under options exercisable within 60 days after June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms and provisions of our capital stock and indebtedness is not complete. Accordingly, you should also refer to our certificate of incorporation and the indenture relating to our debentures, which have been filed as exhibits to the registration statement of which this prospectus is a part.

STOCK RESTRUCTURING

     At the time of this offering, we will restructure our stock. This stock restructuring will:

     - create two classes of common stock;

     - rename all of our common stock outstanding immediately prior to this offering as Class A common stock; and

     - convert our Series A preferred stock into shares of Class A common stock.

     In addition, Class A common stock will be issued to our optionholders and debentureholders if they elect to exercise or convert within 180 days after the
date of this prospectus. Therefore, we may have as many as           shares of
Class A common stock outstanding 180 days after the offering. 181 days after the date of this prospectus, each share of Class A common stock will automatically
convert into           shares of common stock. Except for this conversion
feature, all of the rights of holders of Class A common stock and holders of common stock will be identical and the two classes of stock will be treated as one group for all voting, dividend and other matters.

     As a result of this restructuring, all of the shares to be issued in this offering will be newly issued shares of common stock. Prior to the offering
there will be no shares of common stock outstanding. Until           , 2000, the
common stock sold in this offering will be the only shares of our stock that will trade through the Nasdaq National Market.

GENERAL

     Immediately following the closing of this offering, our authorized capital
stock will consist of           shares of common stock, $.01 par value per
share,           shares of Class A common stock, $.01 par value per share, and shares of preferred stock, $.01 par value per share, with
shares designated as Series A preferred stock and           shares designated as
Series B preferred stock. Upon completion of this offering, we will have
          outstanding shares of common stock,           outstanding shares of
Class A common stock and no outstanding shares of Series A preferred stock or Series B preference stock.

COMMON STOCK

     Other than the conversion feature of the Class A common stock, the terms of both classes of our common stock are identical. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding common stock are entitled to receive dividends out of assets legally available at the time and in amounts that the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held by it submitted to a vote of stockholders. Our certificate of incorporation does not allow cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all the directors then standing for election. Holders of at least a majority of the shares entitled to vote can determine the outcome of questions presented to stockholders. However, approval of any of the following events requires the vote of the holders of at least two-thirds of the shares entitled to vote on these matters:

     - our merger, consolidation or share exchange with another corporation;

     - a transfer of all or substantially all of our assets outside of the ordinary course of business;

     - our voluntary dissolution; or

     - an amendment, alteration, change or repeal of any provision of our certificate of incorporation.

     The common stock is not entitled to preemptive rights and, other than the conversion feature of the Class A common stock described above, is not subject to conversion or redemption. If the liquidation, dissolution or winding-up of Illuminet were to occur, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

SERIES A PREFERRED STOCK

     Each share of Series A preferred stock is entitled to 100 votes, votes together with the common stock unless otherwise required by law and is convertible into 85.12 shares of common stock of Illuminet, at the option of the holder at any time that the holder elects to convert the debenture issued with it as a unit. Each share of Series A preferred stock is convertible, at our option, into 85.12 shares of our common stock, at any time that the debenture issued as a unit with it is converted into shares of common stock. All Series A shares will automatically convert into 204,941 shares of Class A common stock upon completion of the offering. The holders of Series A preferred stock may receive dividends only upon a resolution of the board of directors. The board of directors may not pay dividends to the holders of the Series A preferred stock unless dividends are paid simultaneously to the holders of the common stock. If the liquidation, dissolution or winding-up of Illuminet were to occur, the holders of Series A preferred stock would be entitled to receive $1,000 per share out of the assets of Illuminet available for distribution to the stockholders and before any payment or distribution is made to the holders of common stock or Series B preference stock.

DEBENTURES

     We issued debentures that bear interest at 7.5% and are due on August 15, 2001 under an indenture dated August 15, 1991. Interest on the debentures is payable in quarterly installments. Interest accrued for the period prior to December 31, 1995 was deferred and will be paid ratably on each interest payment date over the remaining term of the debentures. Each debenture is convertible into 90 shares of common stock. The debentures are subordinated to all senior debt. Prior to completion of the offering, we will notify holders of debentures of the pending offering.

SERIES B PREFERENCE STOCK

     Although no shares are currently outstanding, our Series B participating cumulative preference stock is entitled to one vote per each one one-thousandth (1/1000) share and votes together as a class with common stock on matters that holders of common stock are generally entitled to vote except where otherwise required by law. These shares were authorized in connection with the establishment of our shareholders rights plan. The Series B preference stock ranks superior to common stock upon the liquidation of Illuminet and each one one-thousandth of a share of Series B preference stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of common stock in the event of a liquidation, dissolution or winding up of Illuminet. The shares of Series B preference stock are entitled to cumulative quarterly dividends at $.01 per quarter and have the right to elect a director to the board of directors if we fail to pay dividends for six consecutive quarters.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents a Delaware corporation, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of that person. This is the case unless:

     - the transaction that resulted in the stockholder's becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock compensation plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Section 203. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Illuminet and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes-in-control or management. These provisions include:

     - our board of directors is classified into three classes of directors nearly equal in size with staggered three year terms;

     - the board of directors has the authority to issue one or more series of preferred stock; and

     - stockholders do not have cumulative voting rights.

     These provisions may have the effect of delaying or preventing a change-in-control. Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services related to takeover defense measures. Such provisions may have the effect of preventing changes in the management of Illuminet.

     SHAREHOLDER RIGHTS PLAN

     We have a shareholder rights plan that would significantly discourage, delay or prevent a merger or acquisition. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. Upon the occurrence of such an event, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock or, in some instances, stock of the acquiring entity, that would be worth $300. The rights expire on November 20, 2008, unless we redeem them earlier.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of common stock in the public market after this offering, or the possibility of those sales occurring, could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon the completion of this offering, Illuminet will have outstanding
               shares of common stock and           shares of Class A common
stock. Of these shares, the                shares of common stock sold in this
offering will be freely tradeable without restriction. The           shares of
Class A common stock were issued and sold in private transactions and are eligible for public sale only registered under the Securities Act of 1933 or sold in accordance with Rule 144 under the Securities Act.

     Illuminet, certain existing stockholders and all of our executive officers and directors have entered into lock-up agreements, representing an aggregate of shares of Class A common stock. The lock-up agreements require that the locked-up person not dispose of any shares owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley on behalf of the underwriters. After the expiration of the lock-up agreements, those people or entities will be entitled to dispose of the common stock that they hold subject to the provisions of applicable securities laws.

     The remaining           shares of our Class A common stock will not be
tradeable in the public market until 180 days after the date of this prospectus
when they automatically convert into           shares of common stock.

     In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell in broker transactions or to market makers, within any three-month period, a limited number of shares. This number may not exceed the greater of:

     - one percent (1%) of the then-outstanding shares of common stock,
       approximately                shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date of filing of the Form 144 required for the sale of those shares.

     Under Rule 144, however, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has held the shares proposed to be sold for a minimum of two years is free to sell those shares without having to comply with the volume, manner-of-sale, volume limitation or notice provisions under Rule 144. All existing stockholders have satisfied the two-year holding period and, therefore, only our affiliates will be subject to the volume restrictions. Persons deemed affiliates will hold
approximately                shares after the offering.

     Shortly after the completion of this offering, we intend to file a registration statement under the federal securities laws to permit the shares reserved for issuance under our stock option plan to be sold in the public market.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
BancBoston Robertson Stephens Inc...........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                               -------
          Total.............................................
                                                               =======

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriter may allow, and dealers may re-allow, a
concession not in excess of $          a share to other underwriters or to
securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise their option in full, the total price to the public would be
$          , the total underwriters' discounts and commissions would be
$          and total proceeds to us would be $               .

     The underwriters have informed us that they do not intend to make sales to discretionary accounts that exceed five percent of the total number of shares of common stock offered by them.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to           shares of common stock for our directors,
officers, employees and business associates. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares that are not purchased in the directed share program will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

     Each of Illuminet, its directors and executive officers and certain other of its stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant, purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters;

     - the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     - the granting of stock options and/or restricted stock units pursuant to our existing employee benefit plans, provided that such options do not become exercisable and such units do not vest during such 180-day period; and

     - transactions by any person other than Illuminet relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering of the shares.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities, and may end any of these activities at any time.

     Illuminet and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

     We have agreed to pay our printing, legal, accounting and other expenses
relating to the offering, which we estimate to be $          .

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between Illuminet and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial position and future prospects, sales, earnings and certain of our other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range listed on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock will be passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York. A partner at Blackwell Sanders owns four shares of Series A preferred stock and $12,000 of debentures, all of which will be converted into 1,610 shares of common stock prior to the offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on their reports, given on their authority as experts in accounting and auditing.

                                    GLOSSARY

     Competitive local exchange carrier. A company that provides local exchange services, including services from telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links that are temporarily established), in competition with the incumbent local exchange carrier.

     Incumbent local exchange carrier. A company historically providing local telephone service. Often refers to one of the regional Bell operating companies or GTE.

     Internet. The name used to describe the global open network of computers that permits a person to exchange information with any other computer connected to the network.

     Internet protocol. The method (or protocol) used to route information sent from one computer to another on the Internet or other data networks, such as corporate intranets or industry extranets.

     Internet service provider. An organization that provides access to the Internet.

     Interexchange carrier. A long distance carrier.

     IS-41. The signaling protocol used in wireless telecommunications that allows carriers to provide roaming support.

     Local access and transport area. The geographical areas within which a local telephone company may offer telecommunications services.

     Local number portability. The ability for subscribers to keep the same telephone number when changing carriers, specifically when changing from the incumbent local exchange carrier to a competitive local exchange carrier, as mandated by the FCC.

     Packet-switched network. A communications network in which packets (messages or fragments of messages) are individually routed between hosts with no previously established communication path. Packets are routed to their destination through the most expedient route. Not all packets travelling between the same two hosts, even those from a single message, will follow the same route. The destination computer reassembles the packets into their appropriate sequence. Packet switching is used to optimize the use of the bandwidth available in a network and to minimize latency.

     Public-switched telecommunications network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by incumbent local exchange carriers are the largest and often the only public-switched networks in a given locality.

     Signaling System 7 (SS7). A network signaling system that improves network efficiency and allows for the provision of advanced services. Signaling System 7 is a means by which elements of the telephone network exchange information.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

     Trunk. A communication line connecting two switching systems, such as a line connecting two central offices. Often used to refer to the communication line(s) with the most bandwidth or capacity on the network, the main line.

                            ILLUMINET HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and June 30, 1999.........................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1996, 1997 and 1998 and for the six months
  ended June 30, 1998 and 1999..............................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998 and for the
  six months ended June 30, 1999............................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and for the six months
  ended June 30, 1998 and 1999..............................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Illuminet Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Illuminet Holdings, Inc. ("Illuminet") as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Illuminet's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Illuminet as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
February 12, 1999

                            ILLUMINET HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              ------------------      JUNE 30,
                                                               1997       1998          1999
                                                              -------    -------    ------------
                                                                                    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $11,167    $11,967      $11,347
  Accounts receivable, less allowance for doubtful accounts
     of $1,747 ($1,282 in 1997 and $1,133 in 1998)..........   23,818     27,155       30,830
  Deferred income taxes.....................................    3,645      2,101          868
  Prepaid expenses and other................................      377        784          879
                                                              -------    -------      -------
          Total current assets..............................   39,007     42,007       43,924
Property and equipment, net.................................   34,715     43,747       44,549
Computer software product costs, less accumulated
  amortization of $2,065 ($1,223 in 1997 and $1,784 in
  1998).....................................................    1,636      1,075          794
Other assets................................................    2,668      2,621        2,561
                                                              -------    -------      -------
          Total assets......................................  $78,026    $89,450      $91,828
                                                              =======    =======      =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 4,554    $ 3,923      $ 2,645
  Accrued expenses..........................................    3,248      3,378        2,403
  Due to customers..........................................   16,931     16,622       16,599
  Current portion of obligations under capital leases.......       --      1,706        2,370
  Current portion of long-term debt.........................    2,278      3,458        2,816
                                                              -------    -------      -------
          Total current liabilities.........................   27,011     29,087       26,833
                                                              -------    -------      -------
Deferred income taxes.......................................    2,775      3,429        3,429
Obligations under capital leases, less current portion......       --      5,146        6,170
Long-term debt, less current portion........................   18,014     15,596       14,564
Stockholders' equity:
  Preferred Stock, par value $.01 per share, authorized
     100,000 shares, 4,416 shares designated as Series A and
     7,000 shares designated as Series B....................       --         --           --
     Series A Convertible Preferred Stock, par value $.01
       per share, issued and outstanding 2,408 (2,451 in
       1997 and 2,408 in 1998), aggregate liquidation
       preference $2,408....................................       --         --           --
     Series B Participating Cumulative Preference Stock, par
       value $.01 per share, none issued or outstanding.....       --         --           --
  Common Stock, par value $.01 per share, authorized
     25,000,000 shares, issued and outstanding 5,366,730
     (5,347,081 in 1997 and 5,365,605 in 1998)..............       53         54           54
  Additional paid-in capital................................   11,986     12,712       12,857
  Deferred stock-based compensation.........................     (340)      (394)        (359)
  Retained earnings.........................................   18,527     23,820       28,280
                                                              -------    -------      -------
          Total stockholders' equity........................   30,226     36,192       40,832
                                                              -------    -------      -------
          Total liabilities and stockholders' equity........  $78,026    $89,450      $91,828
                                                              =======    =======      =======

                            ILLUMINET HOLDINGS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        SIX MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                 JUNE 30,
                              ------------------------------------   -----------------------
                                 1996         1997         1998         1998         1999
                              ----------   ----------   ----------   ----------   ----------
                                                                           (UNAUDITED)
Revenues:
  Network services..........  $   29,434   $   44,117   $   60,274   $   26,600   $   41,562
  Clearinghouse services....       7,896        6,723        6,232        3,463        3,052
  Network usage software
     applications...........         558        3,468        5,406        1,523          502
                              ----------   ----------   ----------   ----------   ----------
          Total revenues....      37,888       54,308       71,912       31,586       45,116
Expenses:
  Carrier costs.............       9,358       15,313       22,983       10,752       13,598
  Operating.................      11,139       14,979       19,768        8,547       12,487
  Selling, general and
     administrative.........       7,774        8,873       10,287        4,540        6,128
  Depreciation and
     amortization...........       5,714        7,354        9,372        3,783        5,317
                              ----------   ----------   ----------   ----------   ----------
          Total expenses....      33,985       46,519       62,410       27,622       37,530
                              ----------   ----------   ----------   ----------   ----------
Operating income............       3,903        7,789        9,502        3,964        7,586
Interest expense, net.......         838          808          746          225          392
                              ----------   ----------   ----------   ----------   ----------
Income before income
  taxes.....................       3,065        6,981        8,756        3,739        7,194
Income tax provision
  (benefit).................         112         (676)       3,463        1,388        2,734
                              ----------   ----------   ----------   ----------   ----------
Net income..................  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
                              ==========   ==========   ==========   ==========   ==========
Earnings per share-basic....  $     0.59   $     1.45   $     0.99   $     0.44   $     0.83
                              ==========   ==========   ==========   ==========   ==========
Earnings per
  share-diluted.............  $     0.57   $     1.27   $     0.88   $     0.39   $     0.71
                              ==========   ==========   ==========   ==========   ==========
Weighted-average common
  shares-basic..............   4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
                              ==========   ==========   ==========   ==========   ==========
Weighted-average common
  shares-diluted............   5,972,284    6,396,665    6,497,360    6,497,006    6,531,223
                              ==========   ==========   ==========   ==========   ==========

                            ILLUMINET HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 COMMON STOCK
                                     -------------------------------------
                                         CLASS A             CLASS B               COMMON         SERIES A PREFERRED    ADDITIONAL
                                     ---------------   -------------------   ------------------   -------------------    PAID-IN
                                     SHARES   AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL
                                     ------   ------   ----------   ------   ---------   ------   ---------   -------   ----------
Balance at January 1, 1996.........    466     $ 23     1,208,696    $ 24           --    $--          --       $--      $ 4,136
Merger dissenting shares
 repurchased.......................     (6)      --       (17,917)     --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Total before merger on February 23,
 1996..............................    460       23     1,190,779      24           --     --          --        --        4,136
Conversion to Illuminet Holdings,
 Inc. Common Stock.................   (460)     (23)   (1,190,779)    (24)   3,673,871     37          --        --           10
Purchase of Independent
 Telecommunications Network, Inc...     --       --            --      --    1,566,988     16       2,675        --        6,354
Common Stock issued under former
 stock incentive plan..............     --       --            --      --        7,539     --          --        --           82
Conversion of Series A Preferred
 Stock.............................     --       --            --      --        3,235     --         (38)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       10,721     --          --        --          119
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1996.......     --       --            --      --    5,262,354     53       2,637        --       10,701
Conversion of Series A Preferred
 Stock.............................     --       --            --      --       15,832     --        (186)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       66,194     --          --        --          735
Common Stock issued under former
 stock incentive plan..............     --       --            --      --       14,240     --          --        --           41
Common Stock repurchases...........     --       --            --      --      (11,539)    --          --        --           --
Deferred stock-based
 compensation......................     --       --            --      --           --     --          --        --          509
Stock-based compensation expense...     --       --            --      --           --     --          --        --           --
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1997.......     --       --            --      --    5,347,081     53       2,451        --       11,986
Conversion of Series A Preferred
 Stock.............................     --       --            --      --        3,660     --         (43)       --           --
Conversion of convertible
 redeemable subordinated
 debentures........................     --       --            --      --       14,764      1          --        --          164
Deferred stock-based
 compensation......................     --       --            --      --           --     --          --        --          561
Stock-based compensation expense...     --       --            --      --           --     --          --        --           --
Stock options exercised............     --       --            --      --          100     --          --        --            1
Net income.........................     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at December 31, 1998.......     --       --            --      --    5,365,605     54       2,408        --       12,712
Deferred stock-based compensation
 (unaudited).......................     --       --            --      --           --     --          --        --          135
Stock-based compensation expense
 (unaudited).......................     --       --            --      --           --     --          --        --           --
Stock options exercised
 (unaudited).......................     --       --            --      --        1,125     --          --        --           10
Net income (unaudited).............     --       --            --      --           --     --          --        --           --
                                      ----     ----    ----------    ----    ---------    ---       -----       ---      -------
Balance at June 30, 1999
 (unaudited).......................     --     $ --            --    $ --    5,366,730    $54       2,408       $--      $12,857
                                      ====     ====    ==========    ====    =========    ===       =====       ===      =======


                                       DEFERRED                    TOTAL
                                     STOCK-BASED    RETAINED   STOCKHOLDERS'
                                     COMPENSATION   EARNINGS      EQUITY
                                     ------------   --------   -------------
Balance at January 1, 1996.........     $  --       $ 8,236       $12,419
Merger dissenting shares
 repurchased.......................        --          (183)         (183)
                                        -----       -------       -------
Total before merger on February 23,
 1996..............................        --         8,053        12,236
Conversion to Illuminet Holdings,
 Inc. Common Stock.................        --            --            --
Purchase of Independent
 Telecommunications Network, Inc...        --            --         6,370
Common Stock issued under former
 stock incentive plan..............        --            --            82
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           119
Net income.........................        --         2,953         2,953
                                        -----       -------       -------
Balance at December 31, 1996.......        --        11,006        21,760
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           735
Common Stock issued under former
 stock incentive plan..............        --            --            41
Common Stock repurchases...........        --          (136)         (136)
Deferred stock-based
 compensation......................      (509)           --            --
Stock-based compensation expense...       169            --           169
Net income.........................        --         7,657         7,657
                                        -----       -------       -------
Balance at December 31, 1997.......      (340)       18,527        30,226
Conversion of Series A Preferred
 Stock.............................        --            --            --
Conversion of convertible
 redeemable subordinated
 debentures........................        --            --           165
Deferred stock-based
 compensation......................      (561)           --            --
Stock-based compensation expense...       507            --           507
Stock options exercised............        --            --             1
Net income.........................        --         5,293         5,293
                                        -----       -------       -------
Balance at December 31, 1998.......      (394)       23,820        36,192
Deferred stock-based compensation
 (unaudited).......................      (135)           --            --
Stock-based compensation expense
 (unaudited).......................       170            --           170
Stock options exercised
 (unaudited).......................        --            --            10
Net income (unaudited).............        --         4,460         4,460
                                        -----       -------       -------
Balance at June 30, 1999
 (unaudited).......................     $(359)      $28,280       $40,832
                                        =====       =======       =======

                            ILLUMINET HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,            JUNE 30,
                                               ---------------------------------   -----------------
                                                1996         1997         1998      1998      1999
                                               -------   ------------   --------   -------   -------
                                                                                      (UNAUDITED)
Operating activities:
  Net income.................................  $ 2,953     $  7,657     $  5,293   $ 2,351   $ 4,460
  Adjustments to reconcile net income to net
     cash provided by operating activities:
  Depreciation and amortization..............    5,714        7,354        9,372     3,783     5,317
  Stock-based compensation expense...........       --          169          507       254       170
  Deferred income taxes......................       --         (870)       2,198     1,388     1,233
  Change in:
     Accounts receivable.....................   (1,959)      (2,238)      (3,337)   (3,065)   (3,675)
     Trade accounts payable..................    1,631          207         (631)     (491)   (1,278)
     Accrued expenses........................   (1,094)       1,005          130    (1,528)     (975)
     Due to customers........................    3,851       (2,306)        (309)    1,542       (23)
     Other...................................      268         (234)         (42)     (215)     (112)
                                               -------     --------     --------   -------   -------
  Net cash provided by operating
     activities..............................   11,364       10,744       13,181     4,019     5,117
                                               -------     --------     --------   -------   -------
Investing activities:
  Net cash payments in connection with
     acquisition of Independent
     Telecommunications Network, Inc.........     (126)          --           --        --        --
  Capital purchases..........................   (6,727)     (10,121)     (10,380)   (3,677)   (3,300)
                                               -------     --------     --------   -------   -------
     Net cash used in investing activities...   (6,853)     (10,121)     (10,380)   (3,677)   (3,300)
                                               -------     --------     --------   -------   -------
Financing activities:
  Purchase of subordinated capital
     certificates related to notes payable...     (134)          --          (68)       --        --
  Proceeds from issuance of notes payable....    2,681           --        1,368        --        --
  Proceeds from issuance of Common Stock.....       --           --            1        --        10
  Principal payments on notes payable and
     capital leases..........................   (1,352)      (1,835)      (3,302)     (964)   (2,447)
  Merger dissenting shares repurchased.......     (183)          --           --        --        --
  Common stock repurchases...................       --         (136)          --        --        --
                                               -------     --------     --------   -------   -------
     Net cash (used in) provided by financing
       activities............................    1,012       (1,971)      (2,001)     (964)   (2,437)
                                               -------     --------     --------   -------   -------
Net (decrease) increase in cash and cash
  equivalents................................    5,523       (1,348)         800      (622)     (620)
Cash and cash equivalents at:
  Beginning of period........................    6,992       12,515       11,167    11,167    11,967
                                               -------     --------     --------   -------   -------
  End of period..............................  $12,515     $ 11,167     $ 11,967   $10,545   $11,347
                                               =======     ========     ========   =======   =======
Supplemental cash flow disclosure:
  Income taxes (paid) refunded...............      174         (226)        (342)     (173)   (2,435)
  Interest paid, net.........................      993        1,219          995       377       569
  Capital acquisitions financed through
     capital leases..........................       --           --        7,490     1,902     2,530

                            ILLUMINET HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Illuminet Holdings, Inc. and its wholly-owned subsidiary Illuminet, Inc. (collectively referred to as "Illuminet") are engaged in the business of developing, managing and marketing a Signaling System 7 ("SS7") network and related products and services based on SS7 technology to the entire telecommunications marketplace. SS7 is a telecommunications industry-standard system of protocols and procedures that is used to control telephone communications and provide routing information in association with vertical calling features, such as calling card validation, advanced intelligent network services, local number portability, wireless services, toll-free number database access, and caller identification. Additionally, Illuminet provides advanced data base services, billing-and-collection services, calling card services, and network usage software applications to a range of telephone companies as well as interexchange carriers, operator service providers and other telecommunications companies and providers of telecommunications services.

     Illuminet has its corporate headquarters and a portion of its operations located in Lacey, Washington; a network control center and related operations located in Overland Park, Kansas; and additional SS7 Signal Transfer Points located in Rock Hill, South Carolina; Mattoon, Illinois; Las Vegas, Nevada; Akron, Pennsylvania, and Waynesboro, Virginia.

     Illuminet Holdings, Inc. (formerly USTN Holdings, Inc. through May 1997) and Illuminet, Inc. (formerly USTN Services, Inc. through May 1997) were incorporated in the State of Delaware on August 2, 1995.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Illuminet Holdings, Inc. and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Illuminet was formed through a merger of U.S. Intelco Holdings, Inc. ("U.S. Intelco")and Independent Telecommunications Network, Inc. ("ITN"). In accordance with terms of the merger, U.S. Intelco and ITN merged with and into Illuminet, Inc. on February 23, 1996 (the "Merger"). The Merger was accounted for as a purchase business combination with U.S. Intelco designated as the acquiring company. Accordingly, references to Illuminet Holdings, Inc. and Illuminet in the accompanying financial statements and related notes for the periods prior to the Merger represent U.S. Intelco, while references to Illuminet Holdings, Inc. and Illuminet for the periods after the Merger represent the consolidated entity including the net assets and operations of ITN.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The consolidated interim financial statements of Illuminet presented in this Form S-1 are unaudited and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Illuminet's financial position, results of its operations and its cash flows for each period presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of the interim periods are not necessarily indicative of future results.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

CASH EQUIVALENTS

     Illuminet considers all highly liquid investments with original maturities of three months or less at purchase to be cash equivalents. Cash equivalents consist of money market funds and commercial paper that are stated at cost, which approximates fair value. At December 31, 1997 and 1998, and June 30, 1999, such investments included $11.2 million, $10.0 million and $11.4 million, respectively, invested in a money market fund consisting of direct obligations of the U.S. Treasury and repurchase agreements collateralized by such obligations of the U.S. Treasury. At December 31, 1998, commercial paper investments totaled $2.0 million. There were no commercial paper investments at December 31, 1997 and June 30, 1999.

ACCOUNTS RECEIVABLE

     One of Illuminet's services involves providing a clearinghouse function for toll collected by telephone companies on behalf of other telecommunications service providers. At December 31, 1997 and 1998, accounts receivable included $10.6 million and $11.5 million, respectively, of such toll amounts due from telephone companies, and due to customers included $14.1 million and $12.4 million, respectively, owed to such service providers. Accounts receivable from these companies are uncollateralized; however, uncollected amounts may be offset against amounts otherwise due to service providers.

     Included in accounts receivable at December 31, 1997 and 1998 is $0.6 million and $0.2 million, respectively, due for services and reimbursable expenses from a customer in which Illuminet has a preferred stock equity investment currently representing 13% of the voting rights of the customer. Revenues earned from the customer were $0.5 million and $0.8 million for the years ended December 31, 1997 and 1998, respectively.

     Concentration of credit risk with respect to trade receivables is limited due to the diversity of the customer base and geographic dispersion, and is evidenced by a history of minimal customer account write-offs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are as follows:

Corporate headquarters building...........................     31.5 years
Network assets............................................  5 to 10 years
Office equipment and systems..............................  5 to 20 years
Furniture and fixtures....................................  5 to 15 years
Computer equipment and software...........................   3 to 5 years
Leasehold improvements....................................        5 years

     Property and equipment and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Interest rates on capitalized leases are imputed based on the lower of Illuminet's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Depreciation on the leased assets are included in depreciation expense, and are provided using the straight-line method over the estimated useful lives of the assets.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

CAPITALIZED SOFTWARE

     Computer software product costs represent capitalized costs incurred for development of software products after the technological feasibility of the product is established. Costs incurred prior to that date are expensed. The annual amortization, which was $0.6 million for each of the years ended December 31, 1996, 1997 and 1998, is determined on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product. Amortization starts when the product is available for general release to customers.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets consist of intangible assets and certain capital assets. The carrying value of these assets is regularly reviewed to verify that they are valued properly. If the facts and circumstances suggest that the value has been impaired, the carrying value of the assets will be reduced appropriately.

REVENUE RECOGNITION

     Illuminet's revenues are recognized when earned, and are recorded net of amounts passed through to service providers. Revenues on sales of software are recognized when an arrangement exists, the price is fixed and collectible, and the software has been delivered.

STOCK-BASED COMPENSATION

     Illuminet has elected to apply the disclosure-only provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Accordingly, Illuminet accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation expense for stock options is measured as the excess, if any, of the fair value of the Illuminet Holdings, Inc. Common Stock ("Common Stock") at the measurement date over the stock option exercise price.

INCOME TAXES

     Illuminet provides for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

     The computation of earnings per share-basic is based on net income and the weighted average number of common shares outstanding. The computation of earnings per share-diluted includes the dilutive effect of outstanding preferred stock, convertible debentures, and common stock options calculated using the treasury stock method.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications to the 1996, 1997 and 1998 financial statements have been made to conform to the 1999 presentation.

SEGMENT INFORMATION

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("Statement 131"), effective for financial statements for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the reporting by public business enterprises of financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. Illuminet primarily provides services to companies in the telecommunications industry that are located throughout the United States and considers all of its operations as one segment because expenses support multiple products and services. Revenues are reported separately for network services, clearinghouse services and network usage software applications. No segment information is provided to the chief operating decision maker for expenses, operating income, total assets, depreciation, or capital purchases.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP, which was adopted in 1999, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. The provisions of the SOP are consistent with Illuminet's current and past accounting policy and practice.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which was adopted in 1999, requires that all start-up costs related to new operations must be expensed as incurred. Adoption of SOP 98-5 did not have a material impact on our financial position or results of operations.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------    JUNE 30,
                                                           1997        1998        1999
                                                         --------    --------    --------
Land...................................................  $    912    $    912    $    912
Building and leasehold improvements....................     6,932       7,156       7,202
Equipment and furniture................................     2,885       3,435       3,676
Network assets.........................................    38,746      51,799      55,579
Computer hardware and software.........................    18,190      21,231      22,994
                                                         --------    --------    --------
                                                           67,665      84,533      90,363
Less: Accumulated depreciation.........................   (32,950)    (40,786)    (45,814)
                                                         --------    --------    --------
  Property and equipment, net..........................  $ 34,715    $ 43,747    $ 44,549
                                                         ========    ========    ========

NOTE 3. LEASES

     In 1998, Illuminet entered into various capital lease obligations expiring in 2002 for network assets. The lease agreements allow Illuminet to purchase, for a nominal value, the assets at the end of the lease term. Property and equipment held under capital leases follows (in thousands):

                                                     DECEMBER 31, 1998   JUNE 30, 1999
                                                     -----------------   -------------
Network assets.....................................       $7,490            $10,020
Less: Accumulated depreciation.....................         (645)            (1,463)
                                                          ------            -------
  Total property and equipment held under capital
     leases........................................       $6,845            $ 8,557
                                                          ======            =======

     Illuminet has entered into non-cancelable operating leases for its various facilities, other than its Lacey headquarters site. The most significant lease covers its Overland Park facility. Illuminet entered into a five-year lease, beginning August 1998 for a new Overland Park facility that was constructed to suit Illuminet's specifications. Effective January 1, 1999, the lease was amended to a seven-year term with an option at five years to extend the term for an additional five years. Prior to August 1998, Illuminet was located in a different Overland Park facility under a lease that expired in August 1998. During 1996, 1997 and 1998, rent expense was $0.3 million, $0.4 million and $0.5 million, respectively. For the six months ended June 30, 1998 and 1999, rent expense was $0.2 million and $0.3 million, respectively.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments for the years ending December 31 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
  1999......................................................  $ 2,199     $  512
  2000......................................................    2,199        512
  2001......................................................    2,199        472
  2002......................................................    1,330        411
  2003......................................................       --        397
  Thereafter................................................       --        795
                                                              -------     ------
          Total minimum lease payments......................    7,927     $3,099
                                                                          ======
  Less: Amount representing interest (at 8.12%).............   (1,075)
                                                              -------
  Present value of net minimum lease payments...............    6,852
  Less: Current installments of obligations under capital
     leases.................................................   (1,706)
                                                              -------
  Obligations under capital leases, less current portion....  $ 5,146
                                                              =======

NOTE 4. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                          DECEMBER 31,
                                                        -----------------   JUNE 30,
                                                         1997      1998       1999
                                                        -------   -------   --------
Various secured notes payable to Rural Telephone
  Finance Cooperative ("RTFC") with variable interest
  rates, 6.10% at June 30, 1999 (6.65% at December 31,
  1997 and 6.15% at December 31, 1998) payable in
  quarterly installments, including interest, each
  maturing at various dates ranging from August 2000,
  to March 2015.......................................  $11,459   $10,591   $ 9,031
Convertible redeemable subordinated debentures
  ("Debentures") bearing interest at 7.5%, maturing
  August 2001, net of original issue discount of $0.1
  million ($0.2 million at December 31, 1997 and $0.1
  million at December 31, 1998).......................    7,561     7,474     7,498
Debentures, deferred interest payable.................    1,272       989       851
                                                        -------   -------   -------
                                                         20,292    19,054    17,380
Less: Current portion.................................   (2,278)   (3,458)   (2,816)
                                                        -------   -------   -------
Total long-term debt..................................  $18,014   $15,596   $14,564
                                                        =======   =======   =======

     Additional borrowings available under the various note agreements with RTFC aggregated $3.8 million at December 31, 1998 and June 30, 1999. All of the RTFC notes have variable interest rates that are based on RTFC's short-term funding costs. In accordance with the terms of the loan agreements, Illuminet purchased lender-issued, non-interest-bearing subordinated capital certificates based on a percentage of the gross loan amount. Such certificates are amortized against the loan principal balance over the terms of the respective loans. Certificates purchased, net of amortization, totaled $1.1 million at

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

both December 31, 1997 and 1998, are carried at cost, and are included in prepaid expenses and other long-term assets. The loan agreements contain certain covenants, the most restrictive of which requires Illuminet to maintain certain cash flow-to-debt service ratios.

     All RTFC loans are currently secured by a first-priority lien in the case of the dissolution of Illuminet on substantially all of Illuminet's assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing Illuminet's services. Cash and cash equivalents not subject to the lien were $3.3 million at December 31, 1998 and $2.2 million at June 30, 1999.

     Illuminet entered into a secured line of credit agreement with RTFC that permits Illuminet to borrow up to $7.3 million, not to exceed 80% of eligible accounts receivable, for a term of five years. The line of credit bears interest at the lesser of the prime rate plus 1.5% or RTFC's monthly borrowing rate (6.70% at December 31, 1998), and contains certain covenants, the most restrictive of which requires Illuminet to maintain a zero balance in the line of credit for at least five consecutive business days every 360 days after the initial advance. There were no borrowings outstanding against the line of credit at December 31, 1998 and June 30, 1999.

     The Debentures bear interest at 7.5% and are due August 15, 2001. Interest on the Debentures is payable in quarterly installments, in arrears. Interest accrued for the period prior to December 31, 1995 was deferred and will be paid ratably on each interest payment date over the remaining term of the Debentures. Each Debentures is convertible into the number of shares of Common Stock equal to the principal amount of the Debenture at the time of conversion divided by the market price of Common Stock at the time of conversion (as defined in the indenture), or if no market price exists, at $11.11 per share. Debentures are subordinated to all senior debt. Debentures were issued as part of a unit that consisted of one Debenture and one share of Illuminet Series A Preferred Stock ("Series A Stock").

     The terms of the secured loan facilities restrict the ability to declare and pay dividends without the consent of RTFC, unless Illuminet meets minimum net worth and cash margin tests. In addition, the terms of the Debentures prohibit declaring dividends that exceed a formula based on net income and proceeds received from any securities offerings.

     The carrying value of Illuminet's long-term debt approximates fair value.

     Maturities of the long-term debt for the years ending December 31 are scheduled as follows (in thousands):

1999...................................................  $ 3,458
2000...................................................    1,755
2001...................................................    8,489
2002...................................................      372
2003...................................................      408
2004 - 2008............................................    2,718
2009 - 2013............................................    1,631
2014 - 2015............................................      223
                                                         -------
                                                         $19,054
                                                         =======

NOTE 5. STOCKHOLDERS' EQUITY

     At December 31, 1998 and June 30, 1999, Illuminet Holdings, Inc. is authorized to issue up to 25,100,000 shares of capital stock consisting of (i) 25,000,000 shares of Common Stock, par value $.01

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

per share, and (ii) 100,000 shares of Illuminet Holdings, Inc. Preferred Stock, par value $.01 per share. Each share of Common Stock is entitled to one vote.

SERIES A PREFERRED STOCK

     Each share of Series A Stock is entitled to 100 votes, and is convertible into 85.12 shares of Common Stock ("Conversion Amount"), at the option of the holder thereof at any time that the holder elects to convert a Debenture issued as a unit with such share. Each share of Series A Stock will be convertible, at the option of Illuminet Holdings, Inc., into Common Stock based on the Conversion Amount, at such time that the Debenture issued as a unit with such share is converted into shares of Common Stock. If the Debentures and accrued interest thereon, and Series A Stock had been converted at December 31, 1998, 990,740 shares of Common Stock would have been issued. In the event of the liquidation, dissolution or winding up of Illuminet, Series A Stock will be entitled to a liquidation preference of $1,000 per share out of the assets of Illuminet available for distribution to its stockholders, but before any payment or distribution is made to holders of Common Stock or any other series of preferred stock of Illuminet Holdings, Inc.

SERIES B PARTICIPATING CUMULATIVE PREFERENCE STOCK

     Series B Participating Cumulative Preference Stock ("Series B Stock") is entitled to one vote per each one one-thousandth ("1/1,000th") share, and votes together as a class with Common Stock on matters on which holders of Common Stock are generally entitled to vote. Although the Series B Stock ranks superior to Common Stock, upon liquidation, dissolution or winding up of Illuminet, whether voluntary or involuntary, other than requiring payment of accrued and unpaid dividends before the payout to holders of Common Stock, the only liquidation right of the Series B Stock is that each 1/1000th of a share of Series B Stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of Common Stock. No such shares were outstanding at December 31, 1998.

DIVIDENDS

     Payments of dividends are restricted under Illuminet's long-term debt arrangements as follows: (1) approval of RTFC is required unless Illuminet's ratio of equity to total assets exceeds 40%, and (2) dividends are restricted to 75% of net income as defined in the indenture relating to the Debentures. Dividends are not payable to Series A Stock unless dividends are declared, set aside or paid simultaneously to holders of Common Stock. Dividends on Series B Stock are payable as follows: (1) should Illuminet declare and pay a dividend on Common Stock, each 1/1000th share of Series B Stock is entitled to receive the same dividend amount paid on one whole share of Common Stock, (2) $0.01 per whole share of Series B Stock offset by any payments made as a result of a Common Stock dividend. No dividends have been declared to date.

SHAREHOLDER RIGHTS PLAN

     On November 19, 1998, Illuminet's Board of Directors adopted a Shareholders Rights Plan and declared a dividend, issued on November 20, 1998, of one right for each outstanding share of Common Stock ("Right"). The Rights become exercisable if a person or group acquires more than 20% of the outstanding shares of Common Stock or makes a tender offer for more than 20% of the outstanding shares of Common Stock. Upon the occurrence of such an event, each Right entitles the holder (other than the acquiror) to purchase for $150 the economic equivalent of shares of Common Stock, or in

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

certain circumstances, stock of the acquiring entity, worth twice as much. The Rights expire on December 20, 2008 unless earlier redeemed by Illuminet, and are redeemable prior to becoming exercisable at $0.01 per Right.

TRANSACTIONS WITH STOCKHOLDER

     Illuminet is party to a contract with the subsidiary of one of its corporate stockholders that supplies Illuminet with transmission facilities in the form of private leased lines. Such lines are leased from the corporate stockholder at rates comparable to third-party service providers. Payments pursuant to this contract totaled $1.1 million for the period from February 23, 1996, the Merger date, to December 31, 1996, and $1.6 million and $1.7 million for the years ended December 31, 1997 and 1998, respectively.

NOTE 6.  STOCK OPTION PLANS

     Illuminet established the 1997 Equity Incentive Plan under which 1,000,000 shares were reserved for issuance pursuant to non-qualified and incentive stock options and stock appreciation rights that may be granted. Only non-qualified stock options have been granted under the plan. Employee non-qualified stock options, which are granted to key employees, are generally exercisable ratably over four years and expire ten years from the date of grant except that options expire one year after termination of employment, or 60 days after termination of employment if Illuminet's stock is publicly traded. Outside Director non-qualified stock options are generally exercisable on grant and expire ten years from the date of grant. As Illuminet's stock is not publicly traded, a readily ascertainable market value is not available. Therefore, the Board of Directors determines the estimated fair value of Common Stock.

     Additional information regarding options granted and outstanding is summarized as follows:

                                                              NUMBER OF    WEIGHTED-AVERAGE
                                                               OPTIONS      EXERCISE PRICE
                                                              ---------    ----------------
Outstanding January 1, 1997.................................        --          $   --
Granted at exercise price less than fair value of Common
  Stock on grant date.......................................   231,504            8.80
                                                               -------          ------
Outstanding December 31, 1997 (70,004 exercisable at $8.80
  weighted-average exercise price)..........................   231,504            8.80
Granted at exercise price less than fair value of Common
  Stock on grant date.......................................   292,511            9.36
Granted at exercise price equal to fair value of Common
  Stock on grant date.......................................   118,500           16.72
Exercised...................................................      (100)           8.80
Forfeited...................................................   (14,375)           8.80
                                                               -------          ------
Outstanding December 31, 1998 (297,165 exercisable at $9.13
  weighted-average exercise price)..........................   628,040          $10.52
                                                               =======          ======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

                              OUTSTANDING OPTIONS

                                    WEIGHTED-AVERAGE REMAINING
EXERCISE PRICE   NUMBER OF SHARES    CONTRACTUAL LIFE (YEARS)
--------------   ----------------   --------------------------
8.80$......          252,540                   8.5
9.43......           260,000                   9.0
16.72.....           115,500                   8.9
                     -------
                     628,040                   8.8
                     =======

     For the years ended December 31, 1997 and 1998, deferred stock-based compensation expense for the stock options granted was $0.5 million and $0.6 million, respectively, and $0.2 million and, $0.5 million, respectively, was recognized as stock-based compensation expense.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if Illuminet had accounted for its stock options under the fair value method of that Statement. The weighted-average grant date fair value of these options was estimated at the date of grant using the Minimum Value Option Pricing Model with the following weighted-average assumptions:

                                                          1997              1998
                                                       ----------        ----------
Risk-free interest rate..............................     5.9%              5.4%
Dividend yield.......................................      0%                0%
Expected volatility of non-publicly traded Common
  Stock..............................................      0%                0%
Estimated option life................................  8.54 years        8.47 years
Weighted-average grant date value for options granted
  at exercise price less than fair value of Common
  Stock on grant date................................    $5.59             $8.16
Weighted-average grant date value for options granted
  at exercise price equal to fair value of Common
  Stock on grant date................................      --              $6.17

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period; accordingly, the pro forma impact of stock options granted may not be indicative of the pro forma impact in future years. Illuminet's pro forma information for the years ended December 31 are summarized as follows (in thousands, except per share amounts):

                                                               1997      1998
                                                              ------    ------
Net income -- as reported...................................  $7,657    $5,293
                                                              ======    ======
Net income -- pro forma.....................................  $7,485    $4,796
                                                              ======    ======
Earnings per share - diluted -- as reported.................  $ 1.27    $ 0.88
                                                              ======    ======
Earnings per share - diluted -- pro forma...................  $ 1.25    $ 0.80
                                                              ======    ======

     In August 1999, Illuminet issued employee stock options for 150,000 shares of common stock at an exercise price of $32.00 per share. This resulted in deferred stock-based compensation of $2.6 million, after income taxes, which will be recognized as a noncash stock-based compensation expense over the four year vesting period of the options.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 7. EMPLOYEE BENEFIT PLANS

     Illuminet has qualified profit sharing/401(k) trust retirement plans covering all employees subject to certain eligibility requirements. Illuminet provides matching contributions to the plans' trusts on a portion of employee contributions to the plans, and also may, at the discretion of the Board of Directors, provide a discretionary contribution. For 1996, 1997 and 1998, contribution expense was approximately $0.8 million, $1.2 million and $1.1 million, respectively. For the six months ended June 30, 1998 and 1999, contribution expense was $0.6 million and $1.0 million, respectively.

NOTE 8. INCOME TAXES

     Components of the income tax provision (benefit) for the years ended December 31 are summarized as follows (in thousands):

                                                         1996    1997      1998
                                                         ----    -----    ------
Current (primarily Alternative Minimum Tax)............  $112    $ 193    $1,265
Deferred...............................................    --     (869)    2,198
                                                         ----    -----    ------
          Total income tax provision (benefit).........  $112    $(676)   $3,463
                                                         ====    =====    ======

     Illuminet provides for deferred taxes based on the differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, calculated using enacted tax rates that will be in effect when the differences are expected to reverse. At December 31, 1997 and 1998, such differences primarily related to net operating loss carryforwards, tax credit carryforwards, the use of accelerated depreciation and amortization for tax purposes, accruals for certain expenses that are not currently deductible for tax purposes until paid, the tax basis of certain investments that have been written off for financial statement purposes and software development costs that were capitalized for financial statement purposes.

     During the year ended December 31, 1997, the valuation allowance decreased $3.1 million primarily through utilization of net operating loss carryforwards in 1997 and the reversal of substantially all of the previously recorded deferred tax valuation allowance due to improved recent and anticipated operating results. At December 31, 1998, Illuminet had a valuation allowance related to tax benefits associated with capital losses recorded for financial statement purposes but not yet realized for tax purposes, and tax credit carryforwards of $1.4 million that expire in 2010 and 2011. These carryforwards may be limited under certain provisions of the Internal Revenue Code.

     The reconciliations of the income tax provision (benefit) calculated using the U.S. federal statutory rates to the recorded income tax provision (benefit) for the years ended December 31 are summarized as follows (in thousands):

                                                              1996       1997       1998
                                                             -------    -------    ------
Tax at U.S. federal statutory rate.........................  $ 1,042    $ 2,373    $2,977
State income taxes, net of federal tax benefit.............       --         --       407
Utilization of net operating loss carryforward.............   (1,042)    (2,373)       --
Alternative minimum tax....................................      112        193        --
Reversal of valuation allowance............................       --       (869)       --
Other......................................................       --         --        79
                                                             -------    -------    ------
Income tax provision (benefit).............................  $   112    $  (676)   $3,463
                                                             =======    =======    ======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     The components of the deferred tax assets as of December 31 are summarized as follows (in thousands):

                                                               1997       1998
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 4,425    $ 1,454
  Tax credit carryforwards..................................      335      1,368
  Allowance for doubtful accounts...........................      462        408
  Other non-deductible accruals.............................    1,430      1,437
  Valuation allowance.......................................     (180)      (180)
                                                              -------    -------
          Net deferred tax assets...........................    6,472      4,487
                                                              -------    -------
Deferred tax liabilities:
  Excess tax over book depreciation and amortization........   (5,588)    (5,801)
  Other.....................................................      (14)       (14)
                                                              -------    -------
          Total deferred tax liabilities....................   (5,602)    (5,815)
                                                              -------    -------
Deferred tax (liability) asset, net.........................  $   870    $(1,328)
                                                              =======    =======

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 9. EARNINGS PER SHARE

     The following table sets forth the computation of earnings per share-basic and diluted (in thousands, except share and per share amounts):

                                                                             SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                JUNE 30,
                                   ------------------------------------   -----------------------
                                      1996         1997         1998         1998         1999
                                   ----------   ----------   ----------   ----------   ----------
Numerator:
  Numerator for earnings per
     share-basic -- net income...  $    2,953   $    7,657   $    5,293   $    2,351   $    4,460
  Effect of dilutive
     securities -- Debenture
     interest, net of tax........         447          498          427          215          194
                                   ----------   ----------   ----------   ----------   ----------
  Numerator for earnings per
     share-diluted -- net income
     after assumed conversions...  $    3,400   $    8,155   $    5,720   $    2,566   $    4,654
                                   ==========   ==========   ==========   ==========   ==========
Denominator:
  Denominator for earnings per
     share-
     basic -- weighted-average
     shares......................   4,995,092    5,295,509    5,356,385    5,347,081    5,366,363
  Weighted-average effect of
     dilutive securities:
     Stock options...............          --           --      137,327      134,176      188,508
     Debentures..................     787,097      882,073      796,864      807,120      771,383
     Series A Stock..............     190,095      219,083      206,784      208,629      204,969
                                   ----------   ----------   ----------   ----------   ----------
     Dilutive potential common
       shares....................     977,192    1,101,156    1,140,975    1,149,925    1,164,860
                                   ----------   ----------   ----------   ----------   ----------
  Denominator for earnings per
     share-diluted - adjusted
     weighted-average shares and
     assumed conversions.........   5,972,284    6,396,665    6,497,360    6,497,006    6,531,223
                                   ==========   ==========   ==========   ==========   ==========
Earnings per share - basic.......  $     0.59   $     1.45   $     0.99   $     0.44   $     0.83
                                   ==========   ==========   ==========   ==========   ==========
Earnings per share - diluted.....  $     0.57   $     1.27   $     0.88   $     0.39   $     0.71
                                   ==========   ==========   ==========   ==========   ==========

     See notes 4, 5 and 6 for additional information regarding the Debentures, Series A Stock and stock options.

     Stock options to purchase 70,802 and 1,072 weighted-average shares of common stock were outstanding during 1997 and 1998, respectively, but were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

NOTE 10. MERGER

     Illuminet was formed through a merger of U.S. Intelco Holdings, Inc. ("U.S. Intelco") and Independent Telecommunications Network, Inc. ("ITN"). In accordance with terms of the merger, U.S. Intelco and ITN merged with and into Illuminet, Inc. on February 23, 1996 (the "Merger").

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

     In exchange for the net assets of ITN, excluding U.S. Intelco's 36% ownership of ITN on the date of the Merger, Illuminet issued the following consideration and incurred the following costs (in thousands):

Fair value of Common Stock issued...........................  $5,562
Fair value of Series A Stock issued.........................     808
Direct and incremental merger costs.........................     678
                                                              ------
Aggregate purchase price....................................  $7,048
                                                              ======

     As consideration for the sale, non-dissenting ITN shareholders received 1,566,988 shares of Common Stock and 2,675 shares of Series A Stock. ITN Debentures were converted to debentures having the same amount of outstanding principal and interest under the terms and conditions set forth in the Merger. Payments made to ITN dissenters totaled $0.7 million during the year ended December 31, 1996.

     The aggregate purchase price was less than the fair value of the assets acquired by $2.5 million, and accordingly, has been recorded as a reduction in the long-lived assets. The purchase price has been allocated to the acquired net assets of ITN as of February 23, 1996, as follows (in thousands):

Cash........................................................  $    613
Accounts receivable.........................................     5,880
Other current assets........................................       282
Deferred tax assets.........................................       992
Network assets..............................................    12,178
Capitalized network costs...................................     4,049
Other property and equipment................................     1,290
Other assets................................................     1,094
Trade accounts payable and other current liabilities........    (5,561)
Amounts due dissenting shareholders.........................      (738)
Long-term debt..............................................   (13,031)
                                                              --------
                                                              $  7,048
                                                              ========

     In 1996, Illuminet paid dissenting U.S. Intelco shareholders a total of $0.2 million in exchange for U.S. Intelco stock held by such dissenters on the merger date. The payments were recorded as a stock repurchase and retirement transaction.

     Assuming that this acquisition had taken place on January 1, 1996, unaudited pro forma results of operations for the year ended December 31, 1996 would have been as follows (in thousands, except per share amount):

Revenues.............................................    $41,697
Net income...........................................    $ 2,854
Earnings per share - diluted.........................    $  0.52

     The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the date indicated, nor are such results necessarily indicative of the results of future operations.

                            ILLUMINET HOLDINGS, INC.

     (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS
                                   UNAUDITED)

NOTE 11. LEGAL PROCEEDINGS

     Illuminet is party to various legal proceedings arising in the ordinary course of business. Management does not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

NOTE 12. SUBSEQUENT EVENTS

     On June 21, 1999, the stockholders approved an amendment that would automatically convert each share of Series A Stock into Common Stock upon a public offering of Illuminet's Common Stock. As of June 30, 1999, pro forma shares of Common Stock outstanding, assuming the conversion of all the outstanding shares of Series A Stock (2,408 shares) into 204,969 shares of Common Stock, is 5,571,699.

     On May 26, 1999, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit Illuminet to offer its common stock to the public.

                                     LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table itemizes the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee........................................  $16,680
NASD filing fee.............................................    6,500
Nasdaq National Market listing fee..........................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue sky fees and expenses..................................     *
Transfer agent fees.........................................     *
Miscellaneous fees and expenses.............................     *
                                                              -------
          Total.............................................
                                                              =======

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporate Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     As permitted by the DGCL, our Certificate of Incorporation includes a provision that eliminates the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

     As permitted by the DGCL, our Certificate of Incorporation and/or our Bylaws provide that (1) we may indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; (2) we may indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements; (3) we may advance expenses, as incurred, to our directors, officers and other employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and (4) the rights conferred in our Bylaws are not exclusive.

     We carry insurance that insures our officers and directors against liability they may incur for actions they take in their capacity as officers and directors, excluding liability related to alleged violations of federal or state securities laws. We intend to obtain, prior to the effective date of this registration statement, insurance coverage for our officers and directors for alleged securities laws violations.

     Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying our officers and directors against certain liabilities including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the three years preceding the filing of this registration statement, Illuminet has not sold its securities without registration under the Securities Act of 1993 (the "Securities Act"), except as described below.

     The board of directors of the registrant adopted the 1997 Equity Incentive Plan on October 29, 1997. As of June 30, 1999, options to acquire up to 386,030 shares of common stock were outstanding under the plan. On November 23, 1998, Mr. Daniel E. Weiss, Vice President - Finance, Chief Financial Officer, Secretary and Treasurer of the registrant, exercised an option to purchase 100 shares of the registrant's common stock for an aggregate consideration of $880. On February 25, 1999, Mr. Peter Wiederspan, an employee of the registrant, exercised an option to purchase 1,125 shares of the registrant's common stock for an aggregate consideration of $9,900.

     In addition, in January 1997, the registrant issued a total of 14,240 shares of its common stock to members of its board of directors who had also been directors of the registrant's predecessor companies, U.S. Intelco Holdings, Inc. and Independent Telecommunications Network, Inc., in consideration for their services as directors.

     All of the issuances of securities described in this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

     No underwriters were involved in the sale of the foregoing securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS. See the exhibit index for the exhibits filed with this registration statement.

     (b) FINANCIAL STATEMENT SCHEDULES. Report of Ernst & Young LLP, Independent Auditors, on Financial Statement Schedule, and Schedule II -- Valuation and Qualifying Accounts. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or
         (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lacey, State of Washington, on 23rd of August, 1999.

                                          ILLUMINET HOLDINGS, INC.

                                          By: /s/ ROGER H. MOORE
                                            ------------------------------------
                                            Name: Roger H. Moore
                                            Title: President and Chief Executive
                                                   Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger H. Moore, and Daniel E. Weiss, and each of them, acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ THEODORE D. BERNS                             Director              August 23, 1999
-----------------------------------------------------
                  Theodore D. Berns

                                                                  Director                       , 1999
-----------------------------------------------------
                   Eugene L. Cole

                 /s/ AUBREY E. JUDY                               Director              August 23, 1999
-----------------------------------------------------
                   Aubrey E. Judy

                                                                  Director                       , 1999
-----------------------------------------------------
                   Kenneth L. Lein

               /s/ RICHARD A. LUMPKIN                             Director              August 23, 1999
-----------------------------------------------------
                 Richard A. Lumpkin

               /s/ JAMES S. QUARFORTH                             Director              August 23, 1999
-----------------------------------------------------
                 James S. Quarforth

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                   /s/ G. I. ROSS                                 Director              August 23, 1999
-----------------------------------------------------
                     G. I. Ross

                 /s/ JAMES W. STRAND                              Director              August 23, 1999
-----------------------------------------------------
                   James W. Strand

              /s/ GREGORY J. WILKINSON                            Director              August 23, 1999
-----------------------------------------------------
                Gregory J. Wilkinson

                 /s/ ROGER H. MOORE                       Director, Chief Executive     August 23, 1999
-----------------------------------------------------   Officer (Principal Executive
                   Roger H. Moore                                 Officer)

                 /s/ DANIEL E. WEISS                      Chief Financial Officer,      August 23, 1999
-----------------------------------------------------      Secretary and Treasurer
                   Daniel E. Weiss                        (Principal Financial and
                                                             Accounting Officer)

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS,
                        ON FINANCIAL STATEMENT SCHEDULE

     We have audited the consolidated financial statements of Illuminet Holdings, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated February 12, 1999 (included elsewhere in this registration statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of Illuminet's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Seattle, Washington
February 12, 1999

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

          COL. A               COL. B                    COL. C                     COL. D            COL. E
--------------------------  ------------   -----------------------------------   -------------     -------------
 ILLUMINET HOLDINGS, INC.                               ADDITIONS
--------------------------                 -----------------------------------
                             BALANCE AT                       CHARGED TO OTHER
                            BEGINNING OF   CHARGED TO COSTS     ACCOUNTS --      DEDUCTIONS --      BALANCE AT
       DESCRIPTION             PERIOD        AND EXPENSES         DESCRIBE         DESCRIBE        END OF PERIOD
--------------------------  ------------   ----------------   ----------------   -------------     -------------
                                                               (IN THOUSANDS)
Year Ended December 31,
  1998:
  Allowance for doubtful
     accounts.............     $1,282            $300               $--              $(449)           $1,133
Year Ended December 31,
  1997:
  Allowance for doubtful
     accounts.............     $1,021            $300                --              $ (39)            1,282
Year Ended December 31,
  1996:
  Allowance for doubtful
     accounts.............     $  169            $857                --              $  (5)           $1,021

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
   1.1*   Form of Underwriting Agreement
   3.1    Certificate of Incorporation of Illuminet Holdings, Inc. as
          currently in effect
   3.2*   Form of Amendment to Certificate of Incorporation (to be
          filed with the Delaware Secretary of State prior to the
          closing of the offering covered by this registration
          statement)
   3.3    Bylaws of Illuminet Holdings, Inc. as currently in effect
   4.1    Indenture, dated as of August 15, 1989 and as supplemented on February 12, 1996 and June 24, 1996, by and among
          Illuminet Holdings, Inc., Illuminet, Inc. and UMB Bank,
          N.A., as trustee, and Form of 7.5% Convertible Redeemable
          Subordinated Debentures due August 15, 2001
   4.2    Form of Specimen Common Stock Certificate of Illuminet
          Holdings, Inc.
   4.3    Rights Agreement dated as of November 20, 1998, by and
          between Illuminet Holdings, Inc. and UMB Bank, N.A., as
          Rights Agent, as amended on August 2, 1999
   5.1*   Opinion of Blackwell Sanders Peper Martin LLP, counsel to
          Illuminet Holdings, Inc.
  10.1    Illuminet Holdings, Inc. 1997 Equity Incentive Plan
  10.2    Loan Agreement dated as of August 14, 1996, by and between
          Illuminet, Inc. and Rural Telephone Finance Cooperative
  10.3    Secured Revolving Line of Credit Application and Agreement
          dated as of August 14, 1996, by and between Illuminet, Inc.
          and Rural Telephone Finance Cooperative
  10.4    Secured Intermediate-Term Equipment Financing Loan
          Substitute Agreement dated as of August 14, 1996, by and
          between Illuminet, Inc. and Rural Telephone Finance
          Cooperative
  10.5    Lease Agreement dated as of December 12, 1997, by and
          between Facility Properties, L.L.C. and Illuminet, Inc.
  21.1    Subsidiaries of Illuminet Holdings, Inc.
  23.1    Consent of Ernst & Young LLP, Independent Auditors
  23.2*   Consent of Blackwell Sanders Peper Martin LLP
  24.1    Powers of Attorney (contained in the signature page to this registration statement)
  27.1    Financial Data Schedule

* to be filed by amendment